As filed with the Securities and Exchange Commission on June 15, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WMIH CORP.

(Exact name of registrant as specified in its charter)

Delaware	91-1653725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

800 Fifth Avenue, Suite 4100

Seattle, WA 98104

(206) 922-2957

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Edward Smith, Esq.

Chief Legal Officer and Secretary

WMIH Corp.

800 Fifth Avenue, Suite 4100

Seattle, WA 98104

(206) 922-2957

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kerry E. Berchem, Esq.

Alice Hsu, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-1000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Series B Preferred Stock, par value $0.00001 per share	600,000 (1)	$1,000 (2)	$600,000,000 (2)	$74,700 (3)
Common Stock, par value $0.00001 per share, issuable pursuant to the terms of the Series B Preferred Stock	520,158,730 (4)	—	—	(5)
TOTAL REGISTRATION FEE				$74,700

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), such number of shares of Series B Preferred Stock registered hereby includes an indeterminate number of additional shares of Series B Preferred Stock that may be offered and issued in connection with anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on the Proposed Maximum Aggregate Offering Price and based on the filing fee of $124.50 per $1,000,000 of securities registered.
(4)	Includes shares of Common Stock issuable (i) upon conversion of our Series B Preferred Stock, including in connection with the payment of a special dividend of 19.04762 shares of Common Stock per share at the time of such conversion, and (ii) in connection with the payment of semi-annual dividends on our Series B Preferred Stock, in shares of Common Stock, at an annual rate of 5.00% of the liquidation preference of $1,000 per share of Series B Preferred Stock. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby also includes an indeterminate number of additional shares of Common Stock that may be offered and issued in connection with anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events.
(5)	The shares of Common Stock issuable pursuant to the terms of the Series B Preferred Stock will be issued for no additional consideration and, therefore, no additional registration fee is required pursuant to Rule 457(i) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 15, 2018

Prospectus

WMIH Corp.

600,000 shares of Series B Convertible Preferred Stock

520,158,730 Shares of Common Stock issuable pursuant to the terms of the

Series B Convertible Preferred Stock

This prospectus relates to resales or other dispositions of (a) up to 600,000 shares of our 5.00% Series B Convertible Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) and (b) up to 520,158,730 shares of our common stock, par value $0.00001 per share (the “Common Stock”) issuable (i) upon conversion of our Series B Preferred Stock, including in connection with the payment of a special dividend of 19.04762 shares of Common Stock per share (the “Special Distribution”) at the time of such conversion, and (ii) in connection with the payment of semi-annual dividends on our Series B Preferred Stock, in shares of Common Stock, at an annual rate of 5.00% of the liquidation preference of $1,000 per share of Series B Preferred Stock (the “Dividend Shares”), in each case by the security holders identified in the “Selling Security Holders” section of this prospectus (the foregoing shares of Common Stock, together with the Series B Preferred Stock, the “Securities”).

The selling security holders may offer and sell or otherwise dispose of the shares of our Series B Preferred Stock and the shares of our Common Stock covered by this prospectus from time to time at such prices and on such terms as they may determine. The selling security holders may sell the Series B Preferred Stock and the Common Stock covered by this prospectus to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling security holders, purchasers in connection with sales of the Series B Preferred Stock and the Common Stock covered by this prospectus, or both. Additional information relating to the distribution of the Series B Preferred Stock and the Common Stock covered by this prospectus by the selling security holders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any of the Securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

We will not receive any proceeds from the resale or other disposition of the shares of our Series B Preferred Stock or our Common Stock covered by this prospectus by the selling security holders. Except for underwriting discounts, selling commissions and/or similar charges incurred for the sale of any shares, which will be paid by the selling security holders, we have agreed to pay the expenses incurred in connection with the registration of the shares of Series B Preferred Stock and the shares of Common Stock covered by this prospectus.

Our Series B Preferred Stock is not listed on an exchange or quoted on an electronic quotation system. Our Common Stock is currently quoted on The Nasdaq Capital Market under the trading symbol “WMIH.” On June 12, 2018, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $1.35 per share.

Investing in the shares of our Series B Preferred Stock and our Common Stock covered by this prospectus involves risks. You should carefully consider the “Risk Factors” referred to on page 7 of this prospectus, in any applicable prospectus supplement and the documents incorporated or deemed incorporated by reference in this prospectus before investing in shares of our Series B Preferred Stock or our Common Stock covered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 15, 2018.

We have not authorized anyone to give you information other than in this prospectus and the information incorporated by reference herein. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or a continuous offering, process. Under this shelf registration process, the selling security holders may, from time to time and in one or more offerings, sell or otherwise dispose of (a) up to 600,000 shares of our Series B Preferred Stock and (b) up to 520,158,730 shares of our Common Stock covered by this prospectus. This document may only be used where it is legal to sell these securities.

This prospectus may be supplemented from time to time by one or more prospectus supplements. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement, together with any post-effective amendments to the registration statement, and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should assume that the information appearing in this prospectus and in any prospectus supplement is only accurate as of the date on its respective cover and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, unless the context requires otherwise:

•	the terms “we,” “us,” “our,” or “Company” refer collectively to WMIH Corp. and its consolidated subsidiaries;

•	“WMIH” refers only to WMIH Corp., without regard to its subsidiaries; and

•	“WMMRC” means WM Mortgage Reinsurance Company, Inc. (a wholly-owned subsidiary of WMIH).

SUMMARY

This summary highlights information about this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our Series B Preferred Stock or Common Stock. You should carefully read the entire prospectus, especially the risks of investing in our Series B Preferred Stock and Common Stock discussed under “Risk Factors” in this prospectus, any accompanying prospectus supplement and the documents incorporated herein by reference before making an investment decision.

Our Company

WMIH Corp. (“WMIH”) is a corporation duly organized and existing under the laws of the State of Delaware since May 11, 2015. WMIH is the direct parent of WM Mortgage Reinsurance Company, Inc., a Hawaii corporation (“WMMRC”) and was the direct parent of WMI Investment Corp., a Delaware corporation (“WMIIC”), until the dissolution of WMIIC on January 18, 2018. Additionally, WMIH is the direct parent of Wand Merger Corporation, a Delaware corporation (“Merger Sub”).

Since emerging from bankruptcy on March 19, 2012 (the “Effective Date”), we have had limited operations other than WMMRC’s legacy reinsurance business, which is being operated in runoff mode. Since the Effective Date, our primary strategic objective has been to identify and consummate one or more acquisitions of an operating business, either through a merger, purchase, business combination or other form of acquisition. To that end, we have continued to seek, identify and evaluate acquisition opportunities of varying sizes across an array of industries for the purpose of facilitating an acquisition by WMIH of one or more operating businesses. During the year ended December 31, 2017 we focused primarily on acquisition targets in the financial services industry, including companies with consumer finance, commercial finance, specialty finance, leasing and insurance operations.

Since 2014, in addition to management’s ongoing efforts, WMIH has worked with our strategic partner, an affiliate of KKR & Co. L.P. (together with its affiliates, “KKR”), to identify and evaluate potential acquisition opportunities.

On February 12, 2018, WMIH, Merger Sub and Nationstar Mortgage Holdings Inc., a Delaware corporation that is currently listed on the New York Stock Exchange under the ticker “NSM” (“Nationstar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Nationstar (the “Nationstar Transaction” or the “Merger”), with Nationstar continuing as the surviving corporation and a wholly-owned subsidiary of WMIH. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”) and as a result of the Merger, each share of Nationstar’s Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than shares owned, directly or indirectly, by Nationstar, WMIH or Merger Sub or by any Nationstar stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) will be converted into the right to receive, at the election of the holder of such share, (i) $18.00 per share in cash, without interest, or (ii) 12.7793 shares of validly issued, fully paid and nonassessable shares of WMIH Common Stock, par value $0.00001 per share, subject in each case to pro rata cutbacks to the extent cash or stock is oversubscribed (the “Merger Consideration”). The aggregate amount of cash to be paid as Merger Consideration in the Merger is approximately $1.2 billion.

The Merger is expected to close in the second half of 2018, subject to regulatory approvals and customary closing conditions. An entity owned by investment funds managed by an affiliate of Fortress Investment Group LLC (“Fortress”), holding approximately 68% of Nationstar’s voting shares, has contractually agreed to support the Merger and elect cash consideration for approximately 34 million shares, subject to proration. KKR, which owns shares of WMIH stock representing approximately 24% of WMIH’s voting power on an as converted basis, also has agreed to support the Merger. Upon consummating the Merger, and on a pro forma basis, WMIH shareholders will own approximately 64% of the Common Stock of the combined company and Nationstar shareholders will own approximately 36%.

On January 5, 2015, WMIH completed its $600.0 million offering (the “Series B Preferred Stock Financing”) of 600,000 shares of 3.00% Series B Convertible Preferred Stock, par value $0.00001 per share, liquidation preference $1,000 per share (the “Original Series B Preferred Stock”), in the amount of aggregate gross proceeds equal to $600.0 million. Net proceeds of $598.5 million were deposited into an escrow account and have been, and will be, released from escrow to us from time to time in amounts needed to finance our efforts to explore and fund, in whole or in part, certain acquisitions, whether completed or not, including reasonable attorney fees and expenses, accounting expenses, due diligence, contractual payments such as termination fees and financial advisor fees and expenses. On December 8, 2017, we amended the Original Series B Preferred Stock (the “Series B Amendment”), which amendment became effective at 12:00 a.m., New York City time, on January 5, 2018 (the “Amendment Effective Time”), and effected an exchange of the previously outstanding Original Series B Preferred Stock for shares of the Series B Preferred Stock.

Upon the closing of the Nationstar Transaction all of the Series B Preferred Stock will be mandatorily converted into WMIH Common Stock at a conversion price of $1.35 per share, and holders of Series B Preferred Stock also will be entitled to the Special Distribution, a special, one-time distribution of WMIH Common Stock and accrued and unpaid dividends payable in WMIH Common Stock.

If we do not consummate a Qualified Acquisition, as defined in our Amended and Restated Certificate of Incorporation dated May 13, 2015, as amended by the Certificate of Amendment dated January 5, 2018 (the “Certificate of Amendment”) (as so amended, the “Certificate of Incorporation”), prior to October 5, 2019 (the “Series B Redemption Date”), as such date may be extended in accordance with the provisions of our Certificate of Incorporation, the outstanding shares of Series B Preferred Stock would be required to be redeemed. The redemption of the Series B Preferred Stock would substantially deplete our available cash and (i) our ability to utilize our net operating loss (“NOL”) carry-forward, (ii) our ability to access significant alternative sources of capital and (iii) continuing business operations would likely be significantly and adversely impacted.

Our principal executive office is located at 800 Fifth Avenue, Suite 4100, Seattle, WA 98104. Our telephone number is (206) 922-2957 and our website can be accessed at www.wmih-corp.com. Information contained in our website does not constitute part of this prospectus.

The Offering

Securities Offered by the Selling Security Holders	600,000 shares (subject to adjustment) of 5.00% Series B Convertible Preferred Stock. 520,158,730 shares (subject to adjustment) of Common Stock issuable (i) upon conversion of the Series B Preferred Stock, including in connection with the payment of the Special Distribution, and (ii) as Dividend Shares.

Selling Security Holders	All shares of our Series B Preferred Stock and Common Stock covered by this prospectus are being offered by the security holders identified in the “Selling Security Holders” section of this prospectus.

Use of Proceeds	We will not receive any proceeds from the resale or other disposition of the shares of our Series B Preferred Stock or our Common Stock covered by this prospectus by the selling security holders in the offering.

Plan of Distribution	The selling security holders named in this prospectus may offer and sell or otherwise dispose of the shares of our Series B Preferred Stock and the shares of our Common Stock covered by this prospectus from time to time at such prices and on such terms as they may determine. The selling security holders may sell the Series B Preferred Stock and the Common Stock covered by this prospectus to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling security holders, purchasers in connection with sales of the Series B Preferred Stock and the Common Stock covered by this prospectus, or both. Additional information relating to the distribution of the Series B Preferred Stock and the Common Stock by the selling security holders can be found in this prospectus under the heading “Plan of Distribution.”

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

The following table shows our ratio of earnings to combined fixed charges and preferred dividends on a consolidated basis for the periods indicated.

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, “earnings” consist of our income (loss) from continuing operations before income taxes. “Fixed charges” consist of interest expense and amortization of discount and capitalized expenses related to indebtedness. “Preferred dividends” consists of pre-tax earnings required to pay the dividends on outstanding preferred stock for all periods except the year ended December 31, 2014, for which the preferred dividend consisted of a deemed dividend. For further information on the components of the ratios described below, see “Ratio of Earnings to Combined Fixed Charged and Preferred Dividends.”

	Three Months Ended March 31, 2018	(dollars in thousands) Year Ended December 31,
		2017	2016	2015	2014	2013
Ratio of net (loss) income to combined fixed charges and preferred dividends	(2,792%)	130%	978%	(288%)	10%	2%

RISK FACTORS

An investment in the shares of our Series B Preferred Stock and our Common Stock covered by this prospectus involves risks. Investors should carefully consider the following risks, together with risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K (as amended on April 30, 2018, the “Form 10-K”) and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the risk factors and other information contained in any applicable prospectus supplement.

Any of these risks and uncertainties could materially and adversely affect our business, results of operations and financial condition. The trading price of our Common Stock could decline due to the occurrence of any of these risks and uncertainties, and investors could lose all or part of their investment. In assessing these risks and uncertainties, investors should also refer to the information contained or incorporated by reference in our other filings with the SEC.

Risks Related to Our Series B Preferred Stock

The Series B Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, reorganization or other winding-up, our assets will be available to pay obligations on the Series B Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series B Preferred Stock to participate in the distribution of our assets will rank pari passu with our Series A Convertible Preferred Stock, par value $0.00001 per share (“Series A Preferred Stock”) any parity stock we issue in the future. In addition, we are a holding company and the Series B Preferred Stock effectively ranks junior to all existing and future indebtedness and other liabilities of our subsidiaries and any capital stock of our subsidiaries not held by us. The rights of holders of the Series B Preferred Stock to participate in the distribution of assets of our subsidiaries ranks junior to the prior claims of that subsidiary’s creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the Series B Preferred Stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series B Preferred Stock.

We are subject to restrictions on the redemption or repurchase of the Series B Preferred Stock.

Under our Certificate of Incorporation, we will be obligated to redeem the Series B Preferred Stock (if not previously converted) on the Series B Redemption Date, and to repurchase the Series B Preferred Stock tendered for repurchase upon certain events. However, we may be unable to redeem or repurchase the Series B Preferred Stock due to restrictions under applicable law or contractual restrictions.

Delaware law provides that a redemption or repurchase payment on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to redeem or repurchase the Series B Preferred Stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Since emerging from bankruptcy, we have often not achieved profitability, and when profitable, did not achieve significant profitability. We do not expect to achieve significant profits in the future unless we consummate an Acquisition (as defined in our Certificate of Incorporation).

We may also enter into debt or other agreements in the future that may restrict us from redeeming or repurchasing the Series B Preferred Stock.

Further, even if we are permitted under our contractual obligations and Delaware law, as applicable, to redeem or repurchase the shares of Series B Preferred Stock, we may not have sufficient cash to do so. See “—We may not have sufficient funds to redeem or repurchase the Series B Preferred Stock.”

We may not be able to consummate an Acquisition or a Qualified Acquisition prior to the Series B Redemption Date.

If we are unable to consummate the Nationstar Transaction, there can be no assurances that we will be able to timely identify and/or consummate an alternative Acquisition or a Qualified Acquisition due to inability to find an appropriate target company or companies, an inability to obtain appropriate financing, an inability to agree to the terms of an acquisition(s) or for any other reason prior to the Series B Redemption Date. Additionally, the KKR Letter Agreement (as defined below under “—KKR Letter Agreement”), subject to certain conditions and until July 5, 2019, requires WMIH to obtain prior written consent from KKR Wand Holdings Corporation (“Wand Holdings”) before entering into a definitive agreement with respect to any Acquisition. In the event that the Nationstar Transaction is not consummated, we anticipate that the assessment of each specific target business, and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments relevant to the acquisition of any such target business, will require substantial time and attention on the part of our management and substantial costs for advisors including accountants, attorneys and others. If we do not consummate the Nationstar Transaction and we decide not to complete an alternative Acquisition or Qualified Acquisition that is being pursued, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Also, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially and adversely affect subsequent attempts to locate and acquire or merge with another business.

Furthermore, under those circumstances, we expect to encounter intense competition from other entities, some having a business objective similar to ours, including private investors (which may be investment partnerships or individuals) and other entities, domestic and international, competing for the types of businesses we may consider for acquisition. Many of these potential competitors are well-established, have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries and possess greater financial, technical, human and other resources or more local industry knowledge than we do. Our ability to compete with respect to the acquisition of certain target businesses may be limited by our available resources compared to those of competing bidders and may give others an advantage in pursuing the acquisition of such target businesses. Furthermore, because we are required to redeem the Series B Preferred Stock (if not previously converted) on the Series B Redemption Date if we have not consummated the Nationstar Transaction or an alternative Qualified Acquisition (as the case may be), we may be at a competitive disadvantage in successfully negotiating a business combination.

The Series B Preferred Stock is not convertible at the option of holders.

All or a portion of the Series B Preferred Stock automatically converts into WMIH’s Common Stock upon a Qualified Acquisition or an Acquisition, as the case may be, at a fixed conversion price of $1.35 per share even if such conversion is unfavorable because WMIH’s Common Stock is trading below the conversion price. The closing of the Nationstar Transaction will constitute a Qualified Acquisition and result in the mandatory conversion of all of the Series B Preferred Stock.

The price of WMIH’s Common Stock, and the Series B Preferred Stock, may fluctuate significantly, which may make it difficult for a holder to resell the Series B Preferred Stock or WMIH’s Common Stock issuable pursuant to the terms of the Series B Preferred Stock thereof at such times as or at prices a holder may find attractive.

The market price of WMIH’s Common Stock may continue to fluctuate due to a variety of factors, many of which are beyond our control. In addition, financial markets in general (including the stock market) have, of late, experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of WMIH’s Common Stock. Because the Series B Preferred Stock is mandatorily convertible into shares of WMIH’s Common Stock upon the consummation of an Acquisition or a Qualified Acquisition, volatility or depressed prices for WMIH’s Common Stock could have a similar effect on the trading price of the Series B Preferred Stock. Holders who have received shares of WMIH’s Common Stock upon mandatory conversion of their shares of Series B Preferred Stock or otherwise issuable pursuant to the terms of the Series B Preferred Stock could also be subject to the risk of volatility and depressed prices.

In addition, the market price of WMIH’s Common Stock could also be affected by possible sales of WMIH’s Common Stock by investors who view the Series B Preferred Stock as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving WMIH’s Common Stock. The hedging or arbitrage could, in turn, affect the trading price of the Series B Preferred Stock or any WMIH Common Stock that holders receive upon conversion of the Series B Preferred Stock.

The conversion price of the Series B Preferred Stock may not be adjusted for all dilutive events that may adversely affect the market price of the Series B Preferred Stock or WMIH’s Common Stock issuable upon mandatory conversion of the Series B Preferred Stock.

The number of shares of WMIH’s Common Stock that holders of Series B Preferred Stock are entitled to receive upon mandatory conversion of the Series B Preferred Stock is subject to adjustment for certain specified events, including, but not limited to, stock splits, stock recombinations, or tender or exchange offers for Common Stock of WMIH (which events are more limited than customary for convertible securities because the holders of Series B Preferred Stock participate in dividends on WMIH’s Common Stock on an as converted basis). However, other events, which may adversely affect the market price of WMIH’s Common Stock, may not result in any adjustment, such as the issuance of WMIH’s Common Stock in an acquisition or for cash. Further, if any of these other events adversely affects the market price of WMIH’s Common Stock, we expect it to also adversely affect the market price of our Series B Preferred Stock. In addition, the terms of our Series B Preferred Stock do not restrict our ability to offer WMIH’s Common Stock or securities convertible into WMIH’s Common Stock in the future or to engage in other transactions that could dilute WMIH’s Common Stock. We have no obligation to consider the interests of the holders of our Series B Preferred Stock in engaging in any such offering or transaction. See the Form 10-K and the Merger Agreement for information on restrictions on certain actions by WMIH under the Merger Agreement.

We may issue additional series of preferred stock that rank equally to the Series B Preferred Stock as to dividend payments and liquidation preference.

Neither our Certificate of Incorporation nor the terms governing the Series B Preferred Stock prohibits us from issuing additional series of preferred stock that would rank equally to the Series B Preferred Stock as to dividend payments and liquidation preference. Our Certificate of Incorporation provides that we have the authority to issue 10,000,000 shares of preferred stock, including the 600,000 shares of Series B Preferred Stock and the 1,000,000 shares of Series A Preferred Stock currently issued. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the Series B Preferred Stock in the event of our liquidation, winding-up or dissolution. See the Form 10-K and the Merger Agreement for information on restrictions on certain actions by WMIH under the Merger Agreement.

Holders of Series B Preferred Stock will have limited rights with respect to the shares of WMIH’s Common Stock they are entitled to receive in connection with a mandatory conversion, a special distribution or a regular dividend until the Series B Preferred Stock is converted, a special distribution is made, or regular dividends are declared, but may be adversely affected by certain changes made with respect to WMIH’s Common Stock.

Holders of Series B Preferred Stock will have limited rights with respect to the shares of WMIH’s Common Stock they are entitled to receive in connection with a mandatory conversion, a special distribution or a regular dividend, including limited voting rights, and no rights to respond to tender offers for the Common Stock by virtue of holding shares of Series B Preferred Stock, prior to the issuance of shares of WMIH’s Common Stock upon such mandatory conversion, a special distribution or a regular dividend, if any, but an investment in our Series B

Preferred Stock may be negatively affected by these events. Upon a mandatory conversion, special distribution or regular dividend, a holder of Series B Preferred Stock will be entitled to exercise the rights of a holder of WMIH’s Common Stock only as to matters for which the relevant record date occurs on or after the applicable mandatory conversion date.

We may not have sufficient funds to redeem or repurchase the Series B Preferred Stock.

We are required to redeem the Series B Preferred Stock (if not previously converted) on the Series B Redemption Date (i.e. October 5, 2019) in the event we have not consummated a Qualified Acquisition; provided, if prior to the Series B Redemption Date we have publicly announced that WMIH has entered into a definitive agreement for an Acquisition, the Series B Redemption Date will be extended to the earlier of April 5, 2020 and the day immediately following the date such definitive agreement is terminated or the date such Acquisition is closed. The aggregate redemption cost, assuming all 600,000 shares remain outstanding, of all of the Series B Preferred Stock is $600.0 million, plus shares of WMIH’s Common Stock in respect of accrued and unpaid dividends, if any, whether or not declared. In addition, we are required to offer to repurchase (if not previously converted) the Series B Preferred Stock upon a Change of Control (as such term is defined in Article VI of the Certificate of Incorporation). However, we may not have sufficient funds, and we may be unable to obtain additional financing, to make such a redemption or repurchase as required, each of which could have a material adverse effect on the Company and the value of our capital stock. This risk is increased by the fact that we (i) have very limited operations, (ii) in the past have not generated significant cash flows, (iii) may use net proceeds that have been deposited into the escrow account in connection with the Series B Preferred Stock Financing to explore and fund, in whole or in part, Acquisitions whether completed or not, including reasonable attorney fees and expenses, accounting expenses, due diligence, termination fees and other contractual obligations related to the transaction, and financial advisor fees and expenses, and (iv) may consummate one or more Acquisitions that do not constitute a Qualified Acquisition (and accordingly may use net proceeds that have been deposited into the escrow account), which may cause us to have insufficient funds to redeem or repurchase the remaining outstanding Series B Preferred Stock as required. The Company will periodically assess our ability to redeem or repurchase the Series B Preferred Stock. If the Company determines that conditions exist that raise substantial doubt about our ability to continue as a going concern within one year after the financial statements are issued or available to be issued, due to our inability to redeem or repurchase the Series B Preferred Stock, and we are unable to demonstrate our ability to refinance or obtain access to additional funding, our auditors could issue a going concern qualification to our financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurrence of debt or other financing alternatives and could have a material adverse effect on the Company and the value of our capital stock.

We may not have sufficient earnings and profits in order for dividends on the Series B Preferred Stock to be treated as dividends for U.S. federal income tax purposes.

Cash dividends and other non-cash distributions treated as distributions under Sections 305(b) or 305(c) of the Internal Revenue Code (the “Code”) payable by us on the Series B Preferred Stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. If that occurs, it will result in the amount of the dividends that exceed such earnings and profits being treated for U.S. federal income tax purposes first as a return of capital to the extent of the holder’s adjusted tax basis in the Series B Preferred Stock, and the excess, if any, over such adjusted tax basis as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders.

Stock dividends with respect to the Series B Preferred Stock may be treated as taxable dividends under Sections 305(b) or 305(c) of the Code.

A stock distribution made by a corporation to its shareholders is generally a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Code, except as provided in Sections 305(b) and 305(c) of the Code. WMIH believes that distributions of stock with respect to the Series B Preferred Stock should be treated, under Section 305(a) of the Code, as a nontaxable distribution for U.S. federal income tax purposes. There can be no assurance that this position will not be challenged successfully by an applicable taxing authority, or significantly modified by new legislation, changes in an applicable taxing authority’s positions or court decisions.

If such a stock dividend is treated as a distribution described in either Section 305(b) or 305(c) of the Code, then the receipt of such stock dividend would be treated as a taxable dividend in an amount equal to the lesser of the fair market value of such stock dividend and the holder’s allocable share of the Company’s current and accumulated earnings and profits. Any excess would be treated first as a tax-free return of capital to the extent of such holder’s adjusted basis in its Series B Preferred Stock and then as capital gain.

Holders of Series B Preferred Stock may be subject to tax if we make or fail to make certain adjustments to the conversion price of the Series B Preferred Stock even though a holder of Series B Preferred Stock does not receive a corresponding cash distribution.

The conversion price of the Series B Preferred Stock is subject to adjustment in certain circumstances. If the conversion price is adjusted as a result of a distribution that is taxable to WMIH’s Common Stockholders, a holder of Series B Preferred Stock may be deemed to have received a dividend subject to U.S. federal income tax to the extent of our current and accumulated earnings and profits without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion price after an event that increases a Series B Preferred Stockholder’s proportionate interest in us could be treated as a deemed taxable dividend to such holder. If a holder of Series B Preferred Stock is a non-U.S. holder, any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the Series B Preferred Stock. A non-U.S. holder is a beneficial owner of Series B Preferred Stock or WMIH’s Common Stock received in respect thereof (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) and that is not a U.S. holder.

Affiliates of KKR own a substantial amount of equity interests in us, and have other substantial interests in us and agreements with us, including an approval right with respect to Acquisitions, and may have conflicts of interest with us or the other holders of our capital stock.

As of June 12, 2018, affiliates of KKR held shares of WMIH stock representing approximately 24% of WMIH’s voting power on an as-converted basis. Affiliates of KKR are parties to the Investment Agreement and the Investor Rights Agreement. Furthermore, the KKR Letter Agreement, subject to certain conditions and until July 5, 2019, requires WMIH to obtain prior written consent from Wand Holdings, an affiliate of KKR, before entering into a definitive agreement with respect to any Acquisition.

As a result, affiliates of KKR may have substantial influence over our decisions to enter into any corporate transaction, including with respect to any Acquisition, and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether other holders of our capital stock believe that any such transactions are in their own best interests. For example, affiliates of KKR could potentially cause us to refrain from making acquisitions in a manner that is not in the best interests of other holders of the Series B Preferred Stock, whether or not such acquisitions are in the best interests of holders of WMIH’s Common Stock. KKR will not provide oversight of or have control over or be involved with the investment activities or other operations of the Company.

Other than under specific circumstances, KKR is not our investment advisor and owes no fiduciary duty to us or to holders of WMIH’s Common Stock, Series A Preferred Stock or Series B Preferred Stock.

WMIH engaged KKR Capital Markets LLC (“KCM”) as a financial advisor in connection with the Nationstar Transaction, including the placement of certain debt securities to be issued in connection with closing that transaction. Apart from providing WMIH with specific financial advisory services in connection with the Nationstar Transaction, KKR is not our investment adviser and otherwise has no advisory, fiduciary or similar relationship with us or with holders of WMIH’s Common Stock or Series B Preferred Stock. KKR is not our sponsor, and the Company is not an investment product offered by KKR. KKR has no obligations (contractual, fiduciary or otherwise) to us, disclaims having any liability for our performance, investments or activities, and will not be responsible for any action or inaction of our management.

Under Delaware law, we can amend Article VI of the Certificate of Incorporation, which governs the terms of the Series B Preferred Stock, without the consent of the Common Stockholders as long as we obtain the consent of holders of at least a majority of the shares of Series B Preferred Stock.

Under Delaware law, Article VI of the Certificate of Incorporation, which governs the terms of the Series B Preferred Stock, can be amended without the consent of the Common Stockholders if WMIH receives the consent of holders of at least a majority of the shares of Series B Preferred Stock. Therefore, a holder of Series B Preferred Stock will be governed by the terms as they may be amended from time to time even if such holder does not approve such amendment to the terms of the Series B Preferred Stock. See the Form 10-K and the Merger Agreement for information on restrictions on certain actions by WMIH under the Merger Agreement.

Risks Related to Our Common Stock

WMIH’s Common Stock, and any other instruments treated as stock for purposes of Section 382, including the Series A Preferred Stock and the Series B Preferred Stock, are subject to transfer restrictions under the Certificate of Incorporation, which if not complied with, could result in the forfeiture of such stock and related distributions.

Our Certificate of Incorporation contains significant transfer restrictions in relation to the transfer of WMIH’s Common Stock and any other instruments treated as stock (including the Series A Preferred Stock and the Series B Preferred Stock) for purposes of Section 382 (“Section 382”) of the United States Internal Revenue Code of 1986, as amended (the “Code”). These transfer restrictions have been adopted in order to minimize the likelihood that we will be deemed to have an “ownership change” within the meaning of Section 382 that could limit our ability to utilize WMIH’s NOLs under and in accordance with regulations promulgated by the IRS.

In particular, without the approval of our Board, (i) no person or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of WMIH’s Common Stock or any other instrument treated as stock for purposes of Section 382 (including the Series A Preferred Stock and the Series B Preferred Stock), to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer’s acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of stock or any other instrument treated as stock for purposes of Section 382. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382) at least 4.75% of the total value of our stock, including any instrument treated as stock for purposes of Section 382.

Because of the complexity of applying Section 382, and because the determination of ownership for purposes of Section 382 does not correspond to SEC beneficial ownership reporting on Schedules 13D and 13G, holders and potential acquirers of WMIH securities should consult with their legal and tax advisors prior to making any acquisition or disposition of WMIH securities. Pursuant to Article VIII of the Certificate of Incorporation, the Board has the sole power to determine compliance with the transfer restrictions and we cannot assure you that the Board will concur with any conclusions reached by any holder of WMIH securities or their respective advisors, and/or approve or ratify any proposed acquisitions or dispositions of WMIH securities. Under Article VIII, Section 3(b), of the Certificate of Incorporation, if the Board determines that a Prohibited Transfer (as defined in the Certificate of Incorporation) has occurred, such Prohibited Transfer shall, to the fullest extent permitted by law, be void ab initio and have no legal effect, and upon written demand by WMIH, the Purported Transferee (as defined in the Certificate of Incorporation) shall disgorge or cause to be disgorged WMIH securities, together with any dividends or distributions received, with respect to such securities.

Despite WMIH’s Common Stock being listed on the Nasdaq Capital Market (“Nasdaq”), an active market for its Common Stock may not be sustained, and the market price of its Common Stock may be volatile.

Despite WMIH’s Common Stock being listed on Nasdaq, we cannot assure you as to (a) whether or not WMIH’s Common Stock will remain in compliance with Nasdaq’s continued listing requirements or whether a public trading market for WMIH’s Common Stock can be sustained, (b) the liquidity of any public trading market, (c) the ability of WMIH shareholders to sell their shares of Common Stock, or (d) the price that WMIH shareholders may obtain for their shares of WMIH’s Common Stock. The market price for shares of WMIH’s Common Stock may be highly volatile and could be subject to wide fluctuations. We cannot predict how the shares of WMIH’s Common Stock will trade in the future. Some of the factors that could affect the share price of WMIH’s Common Stock include: (i) our ability to consummate the Nationstar Transaction, or if the Nationstar Transaction does not close, our ability to consummate another Qualified Acquisition; (ii) the financial results of Nationstar; (iii) our financial condition; (iv) actual or anticipated variations in our operating results; (v) publication of research reports and recommendations by financial analysts; (vi) additions or departures of key management personnel; (vii) proposed or adopted regulatory or tax law changes or developments; (viii) speculations reported in the press or investment community; (ix) issuances of new equity pursuant to future offerings; (x) general market and economic conditions; and (xi) any required redemption or repurchase of our Series B Preferred Stock. In some cases, U.S. stock markets have produced downward pressure on stock prices for some issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders.

WMIH’s Common Stock is currently listed on Nasdaq. If we do not comply with Nasdaq’s continued listing requirements, these shares may be delisted from Nasdaq, which would likely result in WMIH’s shares being traded on the OTC Markets OTCQB electronic quotation system (or the lesser tier OTC Pink), and negatively affect the liquidity and trading prices of WMIH’s Common Stock.

WMIH’s Common Stock is currently listed on Nasdaq. In order to maintain eligibility for continued listing on Nasdaq, WMIH must fulfill certain minimum listing requirements, including specified financial and corporate governance criteria. Although currently in compliance with Nasdaq’s listing requirements, WMIH was not, until recently, in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. While WMIH regained compliance with the minimum bid price rules on February 27, 2018, there can be no assurance that WMIH can maintain such minimum listing requirements, and in the event that WMIH cannot, such failure would likely result in WMIH’s shares being traded on the OTC Markets OTCQB electronic quotation system (or the lesser tier OTC Pink). If WMIH is not able to maintain the listing of its Common Stock on Nasdaq, WMIH could face material adverse consequences, including:

•	a limited availability of market quotations for its Common Stock;

•	reduced liquidity for its Common Stock;

•	a determination that its Common Stock is a “penny stock” which will require brokers trading in such Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for WMIH’s Common Stock; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our Certificate of Incorporation and Amended and Restated Bylaws (“Bylaws”) and under Delaware law, as well as certain existing contractual arrangements, make a third-party acquisition of WMIH difficult.

WMIH’s Certificate of Incorporation, including Article VIII thereof, and Bylaws, as well as certain contractual arrangements with KKR and Nationstar, contain provisions that make it difficult for a third party to acquire WMIH, even if doing so might be deemed beneficial by WMIH’s stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of WMIH’s Common Stock. WMIH is also subject to certain provisions of Delaware law that could delay, deter or prevent a change in control of WMIH. See “—Until July 5, 2019, we are required to obtain prior consent from Wand Holdings to enter into any definitive agreement with respect to any Acquisition” and the risk factors relating to the Merger in the Form 10-K.

We may sell additional shares of WMIH’s Common Stock or other securities, or amend outstanding WMIH securities, including the Series B Preferred Stock, in the future to meet WMIH’s capital requirements. In such circumstances, the ownership interests of WMIH’s stockholders prior to such sale could be substantially diluted.

WMIH has 3,500,000,000 shares of Common Stock authorized for issuance and 10,000,000 shares of preferred stock authorized for issuance. As of June 12, 2018, WMIH had 206,714,132 shares of its Common Stock issued and outstanding. The possibility of dilution posed by shares available for future sale could reduce the market price of WMIH’s Common Stock and could make it more difficult for WMIH to raise funds through equity offerings in the future. In fact, WMIH has consummated two corporate financing transactions that are, on an as-converted basis, dilutive to stockholders. Specifically, effective January 30, 2014, WMIH issued 1,000,000 shares of Series A Preferred Stock, which may be converted into 10,065,629 shares of WMIH’s Common Stock, and Warrants to purchase 61,400,000 shares of WMIH’s Common Stock. Also, on January 5, 2015, WMIH issued 600,000 shares of Series B Preferred Stock that were initially convertible, upon a Qualified Acquisition, into as much as 342,857,143 shares of WMIH’s Common Stock. As a result of the Series B Amendment, effective as of January 5, 2018, the terms of the Series B Preferred Stock were amended to change the conversion price to a fixed conversion price of $1.35 per share of Common Stock and provide for a special distribution of 19.04762 shares per Series B share upon any Acquisition as well as to change the dividend rate to a 5.00% semi-annual payment in shares of Common Stock. Accordingly, the number of shares of WMIH Common Stock issuable upon conversion of the Series B Preferred Stock increased to 444,444,444 and holders of the Series B Preferred Stock are entitled to special distributions of up to 11,428,572 shares of WMIH’s Common Stock in connection with Acquisitions as well as up to 64,285,714 shares of WMIH’s Common Stock in the form of regular dividends.

The value of WMIH’s Common Stock, and our ability to raise capital in the financial markets at times and at prices favorable to us, may be materially and adversely affected by the future sale of additional shares of WMIH’s Common Stock or other securities, the future amendment of outstanding WMIH securities, including the Series B Preferred Stock, or the perception that either of the foregoing could occur or become necessary, and by the terms and conditions of the Series B Preferred Stock, which is senior in priority to WMIH’s Common Stock. See “Risks Related to Our Series B Preferred Stock.”

The redemption or repurchase of our Series B Preferred Stock may have a material adverse effect on holders of WMIH’s Common Stock.

We currently have limited business operations and assets. If we are obligated to redeem or repurchase some or all of our Series B Preferred Stock on the Series B Redemption Date because we have not completed an Acquisition or Qualified Acquisition prior to such date, it is likely that our business and financial prospects will be adversely affected and the holders of WMIH’s Common Stock are likely to lose a significant part or all of their investment. While we would expect to seek alternative financing under those circumstances, any such alternative financing could cause an ownership change and there can be no assurance such financing would be available at terms we would determine to be acceptable, or at all.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, including, but not limited to, our expectations or predictions of future financial or business performance or conditions. All statements other than statements of historical or current fact included in this prospectus that address activities, events, conditions or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and these statements are not guarantees of future performance. Forward-looking statements may include the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “strategy,” “future,” “opportunity,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Some of these risks are identified and discussed under “Risk Factors” in this prospectus, the Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act and any applicable prospectus supplement. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and we are not under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law. Readers should carefully review the statements set forth in the reports, which we have filed or will file from time to time with the SEC.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table shows our ratio of earnings to combined fixed charges and preferred dividends on a consolidated basis for the periods indicated. You should read these ratios in connection with our consolidated financial statements and the related notes included in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus.

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, “earnings” consist of our income (loss) from continuing operations before income taxes. “Fixed charges” consist of interest expense, the interest component of operating lease expense, and amortization of discount and capitalized expenses related to indebtedness. “Preferred dividends” consists of pre-tax earnings required to pay the dividends on outstanding preferred stock for all periods except the year ended December 31, 2014, for which the preferred dividend consisted of a deemed dividend.

		(dollars in thousands) Year Ended December 31,
	Three Months Ended March 31, 2018	2017	2016	2015	2014	2013
Net (loss) income	$(5,583)	$25,882	$201,700	$(61,833)	$3,070	$338
Preferred deemed dividends	—	—	—	—	(9,455)	—
Series B preferred stock dividends	(200)	(18,050)	(18,000)	(17,748)	—	—

Net (loss) income attributable to common and participating stockholders	$(5,783)	$7,832	$183,700	$(79,581)	$(6,385)	$338

Interest on runoff notes	$—	$1,788	$2,616	$3,702	$8,993	$14,897
Interest charges due to debt facility termination	—	—	—	—	13,232	—

Total fixed charges	—	1,788	2,616	3,702	22,225	14,897
Preferred dividends	200	18,050	18,000	17,748	9,455	—

Total fixed charges and preferred dividends	$200	$19,838	$20,616	$21,450	$31,680	$14,897

Ratio of net (loss) income to combined fixed charges and preferred dividends	(2,792%)	130%	978%	(288%)	10%	2%
Ratio of net (loss) income attributable to common and participating stockholders to combined fixed charges and preferred dividends	(2,892%)	39%	891%	(371%)	(20%)	2%

It should be noted that in calculating earnings per share, the Company follows the two-class method, which distinguishes between the classes of securities based on the proportionate participation rights of each security type in the Company’s undistributed income. The Series A Preferred Stock and the Series B Preferred Stock are treated as one class for purposes of applying the two-class method, because they have substantially equal rights and share equally on an as converted basis with respect to income available to WMIH common stockholders.

Basic net income per WMIH share attributable to common stockholders is computed by dividing net income attributable to WMIH’s common stockholders by the weighted-average number of Common Shares outstanding for the period after subtracting the weighted-average of any unvested restricted shares outstanding, as these shares are subject to repurchase. Basic net income attributable to common stockholders is computed by deducting preferred dividends and the basic calculation of undistributed earnings attributable to participating securities from net income.

Diluted net income per WMIH share would be computed by dividing net income attributable to WMIH’s common stockholders for the period by the weighted-average number of common shares outstanding after subtracting the weighted-average of any incremental unvested restricted shares outstanding and adding any potentially dilutive common equivalent shares outstanding during the period, if dilutive. Potentially dilutive common equivalent shares are comprised of the incremental common shares issuable upon the exercise of warrants for WMIH’s Common Stock and the potential conversion of preferred shares to common shares and the dilutive effect of unvested restricted stock. Diluted net income attributable to common stockholders is computed by deducting preferred dividends and the diluted calculation of undistributed earnings attributable to participating securities from net income.

The dilutive effect of outstanding warrants and restricted stock subject to repurchase is reflected in diluted earnings per share by application of the treasury stock method. There would be no dilutive effects from any equity instruments for periods presented reflecting a net loss, therefore diluted net loss per share would be the same as basic net loss per share for periods that reflect a net loss attributable to common stockholders. Certain unvested restricted shares and convertible preferred stock are excluded from the calculation of diluted earnings per share until the non-market based contingency occurs. See WMIH’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 for more information.

In addition, interest payable on WMIH’s $20 million 13% Senior Second Lien Notes (the “Runoff Notes”) under that certain indenture, dated as of March 19, 2012, between WMIH and Delaware Trust Company, successor to The Law Debenture Trust Company of New York, as trustee (“Trustee”), as amended by that certain First Supplemental Indenture, dated May 11, 2015, by and among WMIHC, WMIH and Trustee (collectively, the “Second Lien Indenture”), was considered a fixed charge for purposes of calculating the ratio of earnings to combined fixed charges reflected in the table above. The foregoing notwithstanding, prior to the payoff of the Runoff Notes in full, as described below, WMIH paid cash interest on the Runoff Notes if and only to the extent that WMIH was in receipt of cash “Runoff Proceeds” (as defined in the indentures governing the Runoff Notes). If WMIH was not in receipt of such cash, then “PIK Notes” (as defined in such indentures) were issued in an amount corresponding to the interest payment then due and payable, with the face amount of such PIK Notes capitalized and added to the amount of outstanding principal of Runoff Notes.

The Runoff Notes have been fully redeemed by WMIH and in connection therewith, the Second Lien Indenture was satisfied and discharged as of October 2, 2017 as provided under the terms of the Second Lien Indenture, which resulted in the release of the liens on the assets of WMIH that secured the Runoff Notes.

Additionally, certain interest charges relating to a Note Purchase Agreement, dated as of January 30, 2014 (the “Note Purchase Agreement”), by and among WMIH, the guarantors party thereto and KKR Management Holdings L.P., are considered a fixed charge for purposes of the table above. These one-time interest charges were recorded by WMIH when it became probable that the Note Purchase Agreement would be terminated (even though this probability arose prior to the consummation of the Reincorporation) and related deferred offering costs associated with WMIH’s entry into the Note Purchase Agreement no longer had value.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale or other disposition of the shares of our Series B Preferred Stock and the shares of our Common Stock issuable pursuant to the terms of the Series B Preferred Stock by the selling security holders pursuant to this prospectus. All proceeds from the resale or other disposition of the shares of our Series B Preferred Stock and the shares of our Common Stock pursuant to this prospectus will be for the accounts of the selling security holders.

SELLING SECURITY HOLDERS

The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the Registration Rights Agreement, dated January 5, 2015, by and among WMIH, Citigroup Global Markets Inc. (“Citi”) and KCM (KCM and Citi together, the “Initial Purchasers”) (the “Existing Registration Rights Agreement”), as amended by the First Amendment dated January 5, 2018 (the “Registration Rights Agreement Amendment”) (as so amended, the “Registration Rights Agreement”). The shares offered by the selling security holders were acquired pursuant to either the Series B Preferred Stock Financing or by subsequent transfer. The selling security holders may from time to time offer and sell or otherwise dispose of, pursuant to this prospectus, any or all shares of our Series B Preferred Stock and up to 444,444,444 shares of our Common Stock issuable upon conversion of the Series B Preferred Stock, as set forth below, and any Common Stock issued as a dividend or other distribution, including up to 11,428,572 shares of WMIH’s Common Stock issued as a Special Distribution and up to 64,285,714 shares of WMIH’s Common Stock issued as Dividend Shares. When we refer to “selling security holders” in this prospectus, we mean each person listed in the table below and their pledgees, assignees, transferees, donees and successors-in-interest. We may amend or supplement this prospectus from time to time in the future to update or change this list of selling security holders and securities which may be offered and sold to identify such pledgees, assignees, transferees, donees and successors-in- interest.

Other than as described herein (including in the documents incorporated by reference herein), based on representations made to us by the selling security holders, to our knowledge, the selling security holders do not have, nor within the past three years have had, any position, office or other material relationship with us or any of our affiliates.

The following table sets forth, as of the dates indicated in the accompanying footnotes, information regarding the selling security holders named below and the Securities that the selling security holders may offer and sell from time to time pursuant to this prospectus. We cannot advise as to whether the selling security holders will in fact sell any or all of such shares. The table below assumes that the selling security holders will sell all the shares covered by this prospectus.

We have prepared the table based on information provided to us by the selling security holders. We have not sought to verify such information. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. Other information about the selling security holders may also change over time.

	Shares of Series B Preferred Stock Owned Prior to the Offering (1)		Shares of Common Stock Owned Prior to the Offering		Maximum Number of Shares of Series B Preferred Stock that may be sold in the Offering	Maximum Number of Shares of Common Stock that may be sold in the Offering (4) (5)	Shares of Series B Preferred Stock Owned Following the Offering (6)		Shares of Common Stock Owned Following the Offering (6)
Selling Security Holder	#	% (2)	#	% (3)			#	% (2)	#	% (3)
KKR Wand Investors Corporation (7)	200,000	33.33	—	—	200,000	148,148,148	—	—	—	—
Palomino Master Ltd. (8)	42,135	7.02	1,388,978	*	42,135	31,211,111	—	—	1,388,978	*
Appaloosa Investment L.P. I (8)	42,134	7.02	1,388,977	*	42,134	31,210,370	—	—	1,388,977	*
Greywolf Strategic Master Fund SPC, Ltd.—MSP1 (9)	40,752	6.79	—	—	40,752	30,186,666	—	—	—	—
DDFS Partnership, LP (10)	40,000	6.67	—	—	40,000	29,629,629	—	—	—	—
Teachers Retirement System of Texas (11)	40,000	6.67	—	—	40,000	29,629,629	—	—	—	—
Growth Value Securities Ltd. (12)	25,000	4.17	—	—	25,000	18,518,518	—	—	—	—
Centerbridge Credit Partners Master, L.P. (13)	23,086	3.85	1,973,534	*	23,086	17,100,740	—	—	1,973,534	*
Howard Hughes Medical Institute (14)	20,000	3.33	—	—	20,000	14,814,814	—	—	—	—
Greywolf Strategic Master Fund SPC, Ltd.—MSP6 (9)	16,913	2.82	—	—	16,913	12,528,148	—	—	—	—
Serengeti Multi-Series Master LLC—Series E (15)	15,000	2.50	—	—	15,000	11,111,111	—	—	—	—
Serengeti Opportunities MM LP (15)	15,000	2.50	—	—	15,000	11,111,111	—	—	—	—
Cobalt Partners, LP (16)	15,000	2.50	—	—	15,000	11,111,111	—	—	—	—
Greywolf Opportunities Fund II, LP (9)	14,933	2.49	2,636,121	1.28	14,933	11,061,481	—	—	2,636,121	1.28
GCP Europe S.á.r.l. (17)	11,133	1.86	—	—	11,133	8,246,666	—	—	—	—
Leon G. Cooperman (18)	10,000	1.67	—	—	10,000	7,407,407	—	—	—	—
Centerbridge Special Credit Partners II, L.P. (19)	8,914	1.49	—	—	8,914	6,602,962	—	—	—	—
Birch Run Capital Partners, LP (20)	5,000	*	—	—	5,000	3,703,703	—	—	—	—
Inherent ESG Equity, LP (21)	5,000	*	—	—	5,000	3,703,703	—	—	—	—
Ithan Creek Master Investors (Cayman) L.P. (22)	5,000	*	—	—	5,000	3,703,703	—	—	—	—
Rapax OC Master Fund LTD (15)	5,000	*	—	—	5,000	3,703,703	—	—	—	—

*	Less than 1%.

(1)	Includes the shares of Series B Preferred Stock registered hereby for resale.

(2)	Based on 600,000 shares of our Series B Preferred Stock outstanding on June 12, 2018.

(3)	Calculated based on 206,714,132 shares of our Common Stock outstanding on June 12, 2018.

(4)	Each share of our Series B Preferred Stock is convertible into approximately 740.74 shares of our Common Stock based on the conversion price of $1.35 per share of our Common Stock (subject to adjustment under certain circumstances). Pursuant to Article VI of the Certificate of Incorporation, which governs our Series B Preferred Stock, no fractional share of our Common Stock resulting from a conversion of our Series B Preferred Stock shall be issued. This table assumes the conversion price of $1.35 per share of our Common Stock issuable pursuant to the terms of the Series B Preferred Stock.

(5)	Includes shares of Common Stock registered hereby for resale that are issuable pursuant to the terms of the Series B Preferred Stock as described elsewhere in this prospectus, but which are not necessarily issuable within 60 days as of the date hereof.

(6)	Assumes the sale or other disposition of all of the shares offered hereby.

(7)	This information as to beneficial ownership is based on a questionnaire completed on February 21, 2018 on behalf of KKR Wand Investors Corporation, an affiliate of KKR & Co. LP (NYSE: KKR), which has registered broker-dealer subsidiaries, including KKR Capital Markets. The address for KKR Wand Investors Corporation is 9 West 57th Street, Suite 4200, New York, New York 10019.

(8)	This is based on information as to ownership as of May 21, 2018 that was provided on May 25, 2018 on behalf of Palomino Master Ltd. and Appaloosa Investment L.P. I. The address for each of the foregoing entities is c/o Appaloosa LP, 51 JFK Parkway, Floor 2, Short Hills, New Jersey 07078.

(9)	This information as to beneficial ownership is based on stockholder questionnaires completed on February 14, 2018 and a Schedule 13G/A filed by Greywolf Capital Management LP (“GCMLP”) with the SEC on February 14, 2018. The Schedule 13G/A was filed by and on behalf of Greywolf Capital Partners II LP (“GCP II”), Greywolf Event Driven Master Fund (“GEDMF”), Greywolf Overseas Intermediate Fund (“GOIF”), Greywolf Structured Products Master Fund, Ltd. (“GSPMF”), Greywolf Opportunities Fund II, LP (“GOF II” and together with GCP II, GEDMF, GOIF and GSPMF, the “Greywolf Funds”), Greywolf Advisors LLC (“GALLC”), GCMLP, Greywolf GP LLC and Jonathan Savitz (“Mr. Savitz”). According to the Schedule 13G/A, each of the Greywolf Funds has beneficial ownership of shares of WMIH common stock as set forth above. GALLC, as the general partner of GCP II, may be deemed to beneficially own shares held by GCP II. Each of GCMLP, as the investment manager of the Greywolf Funds, Greywolf GP LLC, as the general partner of GCMLP, and Mr. Savitz, as the managing member of Greywolf GP LLC, may be deemed to beneficially own, shares held by the Greywolf Funds. Each of GALLC, GCMLP, Greywolf GP LLC and Mr. Savitz disclaims any beneficial ownership of such shares. Each of the Greywolf Funds, GALLC, GCMLP, Greywolf GP LLC and Mr. Savitz has shared voting and dispositive power. The address for all of these persons other than GEDMF, GOIF and GSPMF is 4 Manhattanville Road, Suite 201, Purchase, NY 10577. The address for GEDMF and GOIF is 190 Elgin Avenue, George Town, GRAND CAYMAN, KY1-9007. The address for GSPMF is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman KY1-1104.

(10)	This information as to ownership is based on information provided to WMIH on February 26, 2018 on behalf of DDFS Partnership LP. Thomas G. Dundon, as the general partner of DDFS Partnership LP, is the controlling person of DDFS Partnership LP. The address for DDFS Partnership LP is 2100 Ross Avenue, Suite 3300, Dallas, Texas 75201.

(11)	This information as to ownership is based on a questionnaire completed on February 16, 2018 on behalf of Teacher Retirement System of Texas. The address for Teacher Retirement System of Texas is 1000 Red River Street, Austin, Texas 78701.

(12)

This information as to beneficial ownership is based on a questionnaire completed on behalf of Growth Value Securities Ltd. on February 12, 2018. Growth Value Securities Ltd. is wholly owned by Paramount-Finanz AG, a Swiss company limited by shares, which is wholly owned by Hansa Aktiengesellschaft, a Swiss company limited by shares, which is wholly owned by Asserva Private Trust Company Limited, a Guernsey private trust company, in its capacity as trustee of an irrevocable discretionary trust, which Mr.

Georg von Opel has settled and of which he is the principal beneficiary during his lifetime. The sole shareholder of Asserva Private Trust Company Limited is Credit Suisse Trust Limited, acting in its capacity as trustee of a purpose trust. Credit Suisse Trust Limited is an indirect, wholly owned subsidiary of Credit Suisse Group AG. The address for Growth Value Securities Ltd. is 802 West Bay Road, PO Box 30599, Grand Cayman KY1-1203, Cayman Islands.

(13)	This information as to beneficial ownership is based on a questionnaire completed on April 5, 2018 on behalf of Centerbridge Credit Partners Master, L.P. Centerbridge Credit Cayman GP, Ltd. (“Credit GP”) is the general partner of Centerbridge Credit Partners Offshore General Partner, L.P. (“Offshore GP”), which is the general partner of Centerbridge Credit Partners Master, L.P., and may be deemed to beneficially own the shares held by Centerbridge Credit Partners Master, L.P. Messrs. Mark T. Gallogly and Jeffrey H. Aronson, indirectly, through various intermediate entities control Centerbridge Credit Partners Master, L.P., Offshore GP and Credit GP, and, as such, Messrs. Mark T. Gallogly and Jeffrey H. Aronson may be deemed to beneficially own the shares held by Centerbridge Credit Partners Master, L.P. The address for Centerbridge Credit Partners Master, L.P. is 375 Park Avenue, 11th Fl., New York, New York 10152.

(14)	This information as to beneficial ownership is based on a questionnaire completed on March 14, 2018 on behalf of Howard Hughes Medical Institute, a 501(c)(3) non-profit Delaware corporation with no shares and no beneficial owners. The address for Howard Hughes Medical Institute is 4000 Jones Bridge Road, Chevy Chase, MD 20815.

(15)	This information as to ownership is based on information provided to WMIH on February 9, 2018 on behalf of each of Serengeti Multi-Series Master LLC Series E, Serengeti Opportunities MM LP and Rapax OC Master Fund LTD. Joseph A. LaNasa was identified as the controlling person with respect to each of the foregoing entities. The address for each of the entities is 632 Broadway, 12th Floor, New York, New York 10012.

(16)	This information as to beneficial ownership is based on a questionnaire completed on March 2, 2018 on behalf of Cobalt Partners, LP. Each of Wayne Cooperman, the sole managing member of Cobalt Management, LLC, which is the general partner of Cobalt Partners, LP, may be deemed to control Cobalt Partners, LP. The address for Cobalt Partners, LP is 636 Morris Turnpike, Suite 3B, Short Hills, NJ 07078.

(17)	This information as to beneficial ownership is based on information provided as of March 31, 2017 by GCP Europe SARL (“GCP Europe”). GCP Europe is owned approximately 45% by GOIF and approximately 55% by GCP II and is independently managed. GOIF, GCP II and certain other funds managed by GCMLP collectively hold an aggregate of 15,596,887 shares of WMIH common stock. GALLC, as the general partner of GCP II, may be deemed to beneficially own shares held by GCP II. Each of GCMLP, as the investment manager of GOIF, GCP II and certain other funds, Greywolf GP LLC, as the general partner of GCMLP, and Mr. Savitz, as the managing member of Greywolf GP LLC, may be deemed to beneficially own, shares held by GOIF, GCP II and such other funds. Each of GALLC, GCMLP, Greywolf GP LLC and Mr. Savitz disclaims any beneficial ownership of such shares. The address for GCP Europe is 21-25, Allee Scheffer, L-2520 Luxembourg. The address for GOIF is 89 Nexus Way, Camana Bay, Grand Cayman KY19007. The address for GCP II, GALLC, GCMLP, Greywolf GP LLC and Mr. Savitz is c/o Greywolf Capital Management LP, 4 Manhattanville Road, Suite 201, Purchase, NY 10577.

(18)	This information as to beneficial ownership is based on a questionnaire completed by Mr. Cooperman on March 29, 2018. The principal business office of Mr. Cooperman is St. Andrew’s Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.

(19)	This information as to beneficial ownership is based on a questionnaire completed on April 5, 2018 on behalf of Centerbridge Special Credit Partners II, L.P. CSCP II Cayman GP Ltd. (“CSCP II Cayman Ltd.”) is the general partner of Centerbridge Special Credit Partners General Partner II, L.P. (“CSCPGP II”), which is the general partner of Centerbridge Special Credit Partners II, L.P., and may be deemed to beneficially own the shares held by Centerbridge Special Credit Partners II, L.P. Messrs. Mark T. Gallogly and Jeffrey H. Aronson, indirectly, through various intermediate entities control Centerbridge Special Credit Partners II, L.P., CSCPGP II, and CSCP II Cayman Ltd., and may be deemed to beneficially own the shares held by Centerbridge Special Credit Partners II, L.P. The address for Centerbridge Special Credit Partners II, L.P. is 375 Park Avenue, 11th Fl., New York, New York 10152.

(20)	This information as to beneficial ownership is based on a questionnaire completed on February 16, 2018 on behalf of Birch Run Capital Partners, LP. Birch Run Capital GP, LLC (“BRCGP”) is the general partner to Birch Run Capital Partners, LP. BRCGP delegated all investment authority, including voting and dispositive power to Birch Run Capital Advisors, LP (“BRCALP”), which is a SEC registered investment advisor. BRC Advisors GP, LLC (“BRCAGP”) is the general partner to BRCALP. Daniel Beltzman and Gregory Smith are the Co-Managing Members of BRCGP and BRCAGP and are also the limited partners of BRCALP. BRCALP, BRCAGP, Daniel Beltzman and Gregory Smith may be deemed to have beneficial ownership of the shares held by Birch Run Capital Partners, LP. Each of BRCALP, BRCAGP, Daniel Beltzman and Gregory Smith disclaim beneficial ownership except to the extent of their pecuniary interest therein. The address of Birch Run Capital Partners, LP is 1350 Broadway, Suite 2215, New York, NY 10018.

(21)	This information as to beneficial ownership is based on a questionnaire completed on April 3, 2018 on behalf of Inherent ESG Equity, LP. Each of Anthony L. Davis, the managing member of Inherent Group GP, LLC, which is the general partner of Inherent Group, LP, which is the investment advisor to Inherent ESG Equity, LP, may be deemed to control the entities. The address for Inherent ESG Equity, LP is 510 LaGuardia Place, 5th Fl., New York, NY 10012.

(22)	Wellington Management Company LLP, or “Wellington Management” is the investment adviser to Ithan Creek Master Investors (Cayman) L.P. (“Ithan Creek”). Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP, or Wellington Group. Wellington Management and Wellington Group may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held of record by Ithan Creek or a nominee on its behalf. The business address of Ithan Creek, Wellington Management and Wellington Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

Material Relationships with the Selling Security Holders

Indemnification Agreement

In connection with the Series B Preferred Stock Financing, on December 19, 2014, WMIH entered into an indemnification agreement with KKR Fund Holdings L.P. (“KKR Fund”) and Tagar C. Olson (who at the time was an observer on the Board of Directors), pursuant to which WMIH will indemnify KKR Fund and Mr. Olson for liabilities arising out of the Series B Preferred Stock Financing.

Investment Agreement

On January 30, 2014, WMIH entered into an Investment Agreement with KKR Fund (the “Investment Agreement”). Pursuant to the Investment Agreement, WMIH sold to KKR Fund 1,000,000 shares of its Series A Preferred Stock having the terms, rights, obligations and preferences contained in our Certificate of Incorporation for a purchase price equal to $11,072,192 and issued to KKR Fund warrants to purchase, in the aggregate, 61,400,000 shares of WMIH’s Common Stock, 30,700,000 of which have an exercise price of $1.32 per share and 30,700,000 of which have an exercise price of $1.43 per share (collectively, the “Warrants”). On February 12, 2018, in connection with the transactions contemplated by the Merger Agreement, WMIH and KKR Fund entered into a letter amendment to the KKR Letter Agreement and immediately thereafter KKR Fund contributed the WMIH Series A preferred stock and WMIH warrants it held to Wand Holdings. Additionally, on February 12, 2018, WMIH and Wand Holdings entered into a Warrant Exchange Agreement (the “Warrant Exchange Agreement”). See “—KKR Letter Agreement” and “—Warrant Exchange Agreement.”

The Series A Preferred Stock has rights substantially similar to those associated with WMIH’s Common Stock, with the exception of a liquidation preference, conversion rights and customary anti-dilution protections. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $10.00 per 1,000,000 shares of Series A Preferred Stock plus declared but unpaid dividends on any such shares and (ii) the amount that the holder of the Series A Preferred Stock would be entitled to if such holder participated with the holders of shares of our Common Stock then outstanding, pro rata as a single class based on the number of outstanding shares of our Common Stock on an as-converted basis held by each holder as of immediately prior to a liquidation, in the distribution of all our remaining assets and funds available for distribution to our shareholders. The Series A Preferred Stock is convertible at a conversion price of $1.10 per share (subject to anti-dilution adjustment) into shares of our Common Stock either at the option of the holder or automatically upon transfer by Wand Holdings to a non-affiliated party. Further, Wand Holdings, as the holder of the Series A Preferred Stock and the Warrants, has received other rights pursuant to the Investor Rights Agreement (as defined below).

The Warrants have a five-year term from the date of issuance and are subject to customary structural adjustment provisions for stock splits, combinations, recapitalizations and other similar transactions.

Investor Rights Agreement

On January 30, 2014, WMIH entered into the Investor Rights Agreement with KKR Fund (the “Investor Rights Agreement”). On February 12, 2018, KKR Fund assigned its rights under the Investor Rights Agreement to Wand Holdings. Wand Holdings’ rights as a holder of the WMIH Series A Preferred Stock and the Warrants, and the rights of any subsequent holder that is an affiliate of Wand Holdings are governed by the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, for so long as Wand Holdings owns, in the aggregate, at least 50% of the WMIH Series A Preferred Stock issued as of January 30, 2014 (or the underlying Common Stock), Wand Holdings will have the right to appoint one of the seven directors that currently comprise the Board of Directors. If the Board of Directors consists of eight or more directors, Wand Holdings has the right to appoint two directors.

Except for the issuance of Common Stock in respect of the Warrants and the WMIH Series A Preferred Stock, Wand Holdings and its affiliates shall not purchase or acquire any of WMIH’s or its subsidiaries’ equity securities without WMIH’s prior written consent, subject to certain exceptions.

In the event that any shareholder or group of shareholders other than Wand Holdings calls a shareholder meeting or seeks to nominate nominees to the Board of Directors, then Wand Holdings shall not be restricted from calling a shareholder meeting in order to nominate directors as an alternative to the nominees nominated by such shareholder or group, provided that Wand Holdings shall not nominate or propose a number of directors to the Board of Directors that is greater than the number of directors nominated or proposed by such shareholder or group.

The Investor Rights Agreement also provides Wand Holdings with registration rights, including three long form demand registration rights, unlimited short form demand registration rights and customary piggyback registration rights with respect to Common Stock (and Common Stock underlying the Series A Preferred Stock and the Warrants), subject to certain minimum thresholds, customary blackout periods and lockups of 180 days.

The Investor Rights Agreement also provides that to the extent that WMIH undertakes any capital markets issuances, WMIH shall engage KCM to assist the WMIH in such issuances on customary commercial terms reasonably acceptable to WMIH. WMIH filed a resale registration statement on Form S-3, as amended that was declared effective on November 25, 2015, which, among other things, registered for resale the Common Stock underlying the Series A Preferred Stock. In connection with the transactions contemplated by the merger agreement, WMIH, Wand Holdings and Fortress executed a Letter Agreement on February 12, 2018 (the “Fortress Letter Agreement”) pursuant to which Wand Holdings agreed to modify certain of its registration rights. See “—Fortress Letter Agreement”.

For as long as Wand Holdings beneficially owns any shares of Common Stock or Series A Preferred Stock or any of the Warrants, WMIH has agreed to provide customary Rule 144A information rights, to provide Wand Holdings with regular audited and unaudited financial statements and to allow Wand Holdings or its representatives to inspect WMIH’s books and records.

Series B Preferred Stock Financing

Pursuant to the Purchase Agreement, dated as of December 19, 2014 (the “Purchase Agreement”), among WMIH, as issuer, and the Initial Purchasers, in connection with the Series B Preferred Stock Financing, KCM, as an initial purchaser, (1) was paid a fee of $8,250,000 upon the Reincorporation and (2) will be paid a fee of $8,250,000 upon a Qualified Acquisition (as defined in “—Mandatory Conversion”), pursuant to the terms and conditions set forth in the Purchase Agreement.

KKR Letter Agreement

In connection with the Certificate of Amendment to the Certificate of Incorporation, WMIH entered into the KKR Letter Agreement with KKR Fund and KKR Wand Investors L.P. (“KKR Wand”), pursuant to which for the period commencing on December 8, 2017 and ending on the date that is eighteen (18) months following January 5, 2018, or July 5, 2019, for so long as (i) KKR Fund has not transferred any, and together with the affiliates of KKR Fund (“KKR Affiliates”), continues to beneficially own (with the unencumbered right to vote) all, of the Series A Preferred Stock it owned as of December 8, 2017, (ii) KKR Fund has not transferred any, and together with the KKR Affiliates continues to beneficially own (with the unencumbered right to vote) all Warrants it owned as of December 8, 2017 or any of the WMIH Common Stock issuable upon the exercise thereof, and (iii) KKR Wand has not transferred, in the aggregate, more than, and together with the KKR Affiliates continues to beneficially own (with the unencumbered right to vote) at least, 50% of the Original Series B Preferred Stock it owned as of December 8, 2017, WMIH has agreed that it will not enter into a definitive agreement with respect to any Acquisition without the prior written consent of KKR Fund; provided, however, that if KKR Fund does not give written notice to WMIH of its approval of, or objection to, a proposed Acquisition within five (5) business days of having received notice of the material definitive terms of such Acquisition, then KKR Fund is deemed to have approved such Acquisition and WMIH may pursue such Acquisition. A “business day” is any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental action to close or be closed.

On February 12, 2018, WMIH, KKR Fund, KKR Wand, Wand Holdings and Wand Investors Corporation (“Wand Investors”, and collectively with Wand Holdings, the “KKR Entities”) entered into the amendment to the KKR Letter Agreement pursuant to which KKR Wand and KKR Fund assigned its rights and obligations under the KKR Letter Agreement to the KKR Entities and WMIH consented to such assignments.

KKR Voting and Support Agreement

On February 12, 2018, pursuant to the Amendment to the KKR Letter Agreement, the KKR Entities entered into a voting and support agreement with Nationstar in connection with the merger agreement pursuant to which, among other things, each of the KKR Entities agreed to vote their shares of WMIH stock in favor of the stock issuance proposal. In addition, the voting and support agreement prohibits each of the KKR Entities from engaging in activities that have the effect of soliciting a competing acquisition proposal. Messrs. Christopher J. Harrington and Olson are the sole directors and holders of voting stock in Wand Investors and Wand Holdings.

Warrant Exchange Agreement

On February 12, 2018, in connection with the Merger Agreement, Wand Holdings and WMIH entered into a warrant exchange agreement, pursuant to which, conditioned and effective upon the effectiveness of the merger, Wand Holdings has agreed to exchange the warrants it holds, which are exercisable for an aggregate of 61,400,000 shares of our Common Stock, for 21,197,619 shares of our Common Stock.

Fortress Letter Agreement

Concurrently with the execution of the Merger Agreement, WMIH, the KKR Entities and Fortress entered into a letter agreement, pursuant to which, among other things, WMIH has agreed to waive and consent to certain acquisitions and dispositions of WMIH Common Stock under the amended and restated certificate of incorporation of WMIH. In addition, neither the KKR Entities nor any of their affiliates will, without the prior written consent of Fortress, exercise any registration rights under the Investor Rights Agreement and the Registration Rights Agreement, or under any other agreement until six months after the later of (i) the closing of the merger and (b) the date on which a shelf registration statement filed pursuant to the Registration Rights Agreement between WMIH and FIF HE Holdings LLC, an affiliate of Fortress (the “Fortress Registration Rights Agreement”) is declared effective. In addition, WMIH has agreed not to, without the prior written consent of Fortress, directly or indirectly, dispose of, or file any registration statement in respect of, any WMIH stock, options, rights or warrants to acquire WMIH stock, or securities exchangeable or exercisable for or convertible into WMIH stock until three months after the later of (i) the closing of the merger and (b) the date on which a shelf registration statement filed pursuant to the Fortress Registration Rights Agreement is declared effective.

DESCRIPTION OF CAPITAL STOCK

The descriptions set forth in this section are summaries of the material terms of our Certificate of Incorporation, our Bylaws and applicable provisions of law. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, which are filed with the SEC and incorporated by reference herein. See “Incorporation of Certain Information by Reference.” You should read our Certificate of Incorporation and Bylaws for the provisions that are important to you.

Common Stock

Our authorized capital stock consists of 3,500,000,000 shares of Common Stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of June 12, 2018, there were 206,714,132 shares of Common Stock outstanding and 1,600,000 shares of preferred stock outstanding.

Each share of Common Stock is entitled to one vote on all matters properly presented at a meeting of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. Except as otherwise required by law, holders of shares of Common Stock will not be entitled to vote on certain amendments to the Certificate of Incorporation that amend, modify or alter the terms of certain series of preferred stock, if the series excludes the right to vote on such amendments. Holders of Common Stock may not cumulate their votes in the election of directors, and are entitled to share equally in the Common Stock dividends that may be declared by our Board of Directors, but only subject to the rights of the holders of preferred stock. Holders of our Series A Preferred Stock are, and holders of the Series B Preferred Stock will be, entitled to vote together with holders of the Common Stock on an as converted basis and also have certain special voting rights on matters related to the preferred shares. For a description of voting rights of the Series B Preferred Stock, see “Description of Capital Stock—Series B Preferred Stock—Voting Rights.”

The number of directors that constitute the entire Board of Directors shall not be more than eleven, and the Board of Directors currently consists of seven directors. Wand Holdings has the right to appoint one of our directors pursuant to the Investor Rights Agreement. If the Board of Directors consists of eight or more directors, Wand Holdings has the right to appoint two directors.

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Common Stock share ratably in the assets remaining after payments to creditors and provision for the preference of our preferred stock. Shares of preferred stock are entitled to their liquidation preference upon such a liquidation.

There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

The affirmative vote of the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of Common Stock and the issued and outstanding shares of preferred stock, if any, entitled to vote generally with the Common Stock on all matters on which the holders of Common Stock are entitled to vote, voting together as a class, is required to adopt any provision inconsistent with, or to amend or repeal any provision of, Articles X (Liability of Directors; Indemnification), XI (Amendment) or XII (Business Opportunities), of the Certificate of Incorporation.

Article VIII of the Certificate of Incorporation provides that, without the approval of our Board of Directors, (i) no person (or group of persons treated as a single entity under Treasury Regulation Section 1.382-3) will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of our stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer’s acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of our stock or any other instrument treated as stock for purposes of Section 382. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382) at least 4.75 percent of the total value of WMIH’s stock, including any instrument treated as stock for purposes of Section 382.

Our Common Stock is listed on The Nasdaq Capital Market under the trading symbol “WMIH.”

Series A Preferred Stock

The Series A Preferred Stock has rights substantially similar to those associated with the Common Stock, with the exception of a liquidation preference, conversion rights and customary anti-dilution protections. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $10.00 per 1 million shares of Series A Preferred Stock plus declared but unpaid dividends on any such shares and (ii) the amount that the holder of the Series A Preferred Stock would be entitled to if such holder participated with the holders of shares of Common Stock then outstanding, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to a liquidation, in the distribution of all our remaining assets and funds available for distribution to our shareholders. The Series A Preferred Stock is convertible into 10.065629 shares of Common Stock per share of Series A Preferred Stock either at the option of the holder or automatically upon the occurrence of certain events. Further, Wand Holdings, as the holder of the Series A Preferred Stock, has received other rights pursuant to the Investor Rights Agreement as described in “Selling Security Holders—Material Relationships with the Selling Security Holders—Investor Rights Agreement.”

Warrants

Pursuant to the Investor Rights Agreement, WMIH issued to KKR Fund the Warrants, which comprise the Tranche A Warrant and the Tranche B Warrant, to purchase, in the aggregate, 61,400,000 shares of WMIH’s Common Stock. The Tranche A Warrant is exercisable for 30,700,000 shares of Common Stock at an exercise price of $1.32 per share (subject to adjustment under certain circumstances). The Tranche B Warrant is exercisable for 30,700,000 shares of Common Stock at an exercise price of $1.43 per share (subject to adjustment under certain circumstances). The Warrants have a five-year term from the date of issuance and are subject to customary structural adjustment provisions for stock splits, combinations, recapitalizations and other similar transactions. On February 12, 2018, Wand Holdings and WMIH entered into a warrant exchange agreement relating to the exchange of warrants for Common Stock in connection with the Merger, as described under “Selling Security Holders—Material Relationships with the Selling Security Holders—Warrant Exchange Agreement.”

Series B Preferred Stock

General

Under our Certificate of Incorporation, our Board of Directors is authorized, without further shareholder action, to fix by resolution or resolutions the designations, preferences, limitations and relative rights thereof, of up to 10,000,000 shares of preferred stock, par value $0.00001 per share, in one or more series. 1,000,000 shares of our authorized preferred stock have been designated as Series A Convertible Preferred Stock, and 600,000 shares of our authorized preferred stock have been designated as Series B Preferred Stock. No other shares of our authorized preferred stock have been designated as to series.

The Series B Preferred Stock and our Common Stock issuable upon mandatory conversion of the Series B Preferred Stock are fully paid and nonassessable. The holders of the Series B Preferred Stock and Common Stock issued upon mandatory conversion of the Series B Preferred Stock have no preemptive or preferential right to purchase or subscribe to our stock, obligations, warrants or other securities of any class.

The transfer agent, registrar, conversion and paying agent for shares of the Series B Preferred Stock and the transfer agent and registrar for shares of our Common Stock is Computershare Trust Company, N.A.

Dividends

Special Stub Dividend

On January 16, 2018, holders of shares of outstanding Series B Preferred Stock received a Special Stub Dividend payable in cash for dividends accruing on the Series B Preferred Stock, which was payable in arrears for the period December 15, 2017 to January 4, 2018.

Regular Dividends

Holders of shares of outstanding Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the capital stock of WMIH lawfully available for issuance, cumulative regular dividends at an annual rate of 5.00% of the liquidation preference of $1,000 per share of Series B Preferred Stock, payable semi-annually in arrears on each regular dividend payment date, in a number of shares of Common Stock equal to the quotient obtained by dividing the amount of such dividend payment by the greater of (A) the arithmetic average of daily volume weighted average price (as defined below) per share for the Common Stock during the 20 trading day period ending on the trading day (as defined below) immediately preceding the record date for such dividend and (B) $1.05 (in the case of both (A)

and (B), as may be equitably adjusted as determined by the Corporation for any splits, reverse-splits, reclassifications or other similar transformative, dilutive or anti-dilutive events impacting the Common Stock), rounded down to the nearest whole share. Regular dividends on the Series B Preferred Stock will be payable on June 15 and December 15 of each year, commencing on June 15, 2018 (each, a “regular dividend payment date”), and shall accumulate from the most recent date as to which regular dividends shall have been paid or, if no regular dividends have been paid, from the Amendment Effective Time, whether or not in any regular dividend period or periods there have been shares of Common Stock lawfully available for the payment of such regular dividends. The declaration of the first regular dividend was announced on May 11, 2018, and will be paid on June 15, 2018.

A “regular dividend period” shall refer to a period commencing on, and including, a regular dividend payment date (or if no regular dividend payment date has occurred, commencing on, and including, the Amendment Effective Time), and ending on, and including, the day immediately preceding the next succeeding regular dividend payment date.

If any regular dividend payment date is not a business day, the dividend payable on such date shall be paid on the next business day without any adjustment, interest or other penalty in respect of such delay.

Regular dividends are payable to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on the 1st calendar day of the month in which such regular dividend payment date falls or such other record date fixed by our Board of Directors or any duly authorized committee thereof that is not more than 60 nor less than 10 days prior to such regular dividend payment date but only to the extent a regular dividend has been declared to be payable on such regular dividend payment date (each, a “regular record date”), except that regular dividends payable on each Mandatory Conversion Date (as defined below) are payable to the holders presenting the Series B Preferred Stock for mandatory conversion, to the extent we are lawfully permitted to pay such dividends at such time. The regular record date shall apply regardless of whether it is a business day.

Regular dividends payable on the Series B Preferred Stock for each full regular dividend period are computed by dividing the annual dividend rate by two. Dividends payable on the Series B Preferred Stock for the regular dividend period ending June 15, 2018 shall be paid based on the number of days elapsed since the Amendment Effective Time (inclusive of January 5, 2018) and for any partial regular dividend period thereafter shall be based upon the number of days elapsed during the period and, in all cases shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid regular dividends will continue to cumulate at the rate of 5.00% per annum. If more than one share of the Series B Preferred Stock is held by the same holder, the number of full shares of Common Stock issued as a regular dividend shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock held by such holder.

No regular dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series B Preferred Stock with respect to any regular dividend period unless all the Special Stub Dividend and regular dividends for all preceding regular dividend periods have been declared and paid, or declared and a sufficient amount of Common Stock has been set apart for the payment of such dividends, upon all outstanding shares of the Series B Preferred Stock.

If you are a “non-U.S. holder” (as defined in “Material U.S. Federal Income Tax Considerations”), dividends treated as a distribution of property to which Section 301 of the Code applies (including amounts received in respect of accrued and unpaid dividends) generally will be subject to U.S. federal income tax at a 30% or reduced treaty rate, as described more fully under “Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders of Series B Preferred Stock or Common Stock—Dividends.” We will withhold such U.S. federal income tax from amounts otherwise payable to you.

Delaware law provides that dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to pay dividends on the Series B Preferred Stock requires the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital.

No regular dividend will be paid unless and until our Board of Directors, or an authorized committee of our Board of Directors, declares a regular dividend payable with respect to the Series B Preferred Stock. Our ability to declare and pay dividends and make other distributions with respect to our capital stock, including the Series B Preferred Stock, may be restricted by the terms of any indentures, loan agreements or other financing arrangements that we enter into in the future. In addition, as described above, our ability to declare and pay dividends may be limited by applicable Delaware law. See “Risk Factors—Risks Related to Our Series B Preferred Stock—We are subject to restrictions on the redemption or repurchase of the Series B Preferred Stock.”

Dividend Stopper

So long as any share of Series B Preferred Stock remains outstanding:

•	no dividend or distribution will be declared or paid on our Common Stock or any other shares of junior stock (as defined in “—Ranking”), including dividends payable solely in shares of our Common Stock;

•	no dividend or distribution will be declared or paid on our parity stock, except as provided below; and

•	no Common Stock, junior stock or parity stock will be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries,

unless all accrued and unpaid regular dividends for all past regular dividend periods, including the latest completed regular dividend period, on all outstanding shares of the Series B Preferred Stock have been or are contemporaneously declared and paid in full.

The limitations on distributions described in the immediately preceding paragraph will not apply to:

•	redemptions, purchases or other acquisitions of shares of our Common Stock or other junior stock in connection with any employment contract, any employee benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, or directors in the ordinary course of business;

•	any dividends or distributions of rights or junior stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan; or

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock (with the same or lesser aggregate liquidation preference) or junior stock and, in each case, the payment of cash solely in lieu of fractional shares.

When regular dividends are not paid in full upon the Series B Preferred Stock, all regular dividends declared on Series B Preferred Stock and payable on such regular dividend payment date shall be declared and paid pro rata so that the respective amounts of such dividends so declared shall bear the same ratio as all accrued and unpaid dividends on the shares of Series B Preferred Stock payable on such regular dividend payment bear to each other. If the Board of Directors determines not to pay any regular dividend in full on a regular dividend payment date, WMIH will provide written notice to the holders prior to such regular dividend payment date.

Prior to the declaration of any regular dividend, WMIH shall have the right, but not the obligation, to request that any or all holders of Series B Preferred Stock execute and deliver to WMIH a tax representation letter (a “Representation Letter”) or, if such holder has given to WMIH a Representation Letter, an update to Schedule A to such previously executed Representation Letter, in form and substance acceptable to WMIH in its sole and absolute discretion. The Board of Directors may determine in accordance with Article VIII of the Certificate of Incorporation that any or all of any regular dividend payable to a holder of Series B Preferred Stock constitutes excess securities (and upon such determination shall deliver any such excess securities to an agent for the sale of all of such excess securities in accordance with Article VIII with the proceeds from the sale of such excess securities to be distributed in accordance with the provisions of Section 3 of Article VIII, with the Holder being treated as the purported transferee of such excess securities for all purposes thereunder) if: (A) WMIH makes such a request and such holder does not execute and deliver a Representation Letter in a timely manner; or (B) the Board of Directors determines, in accordance with Article VIII, that the payment of a regular dividend would create a Substantial Holder and/or increase the percentage stock ownership of a Substantial Holder. The Board of Directors has granted a waiver with respect to the above described Article VIII restrictions as they relate to the KKR Entities pursuant to the KKR Letter Agreement.

If our Board of Directors or a duly authorized committee of our Board of Directors determines not to pay any regular dividend in full on a regular dividend payment date, we will provide written notice to the holders of the Series B Preferred Stock prior to such dividend payment date.

Participating Dividends

Without the written consent of holders of a majority in aggregate liquidation preference of the Series B Preferred Stock, we shall not declare or pay any dividends, distributions or other issuances to all or substantially all holders of our Common Stock (whether payable in cash, securities or other property or assets), unless the holders of the shares of Series B Preferred Stock then outstanding shall simultaneously receive participating dividends, distributions or other issuances, as applicable (collectively, “participating dividends”), that such holders would have been entitled to if the shares of Series B Preferred Stock had been converted into shares of our Common Stock using the then applicable conversion price immediately preceding the record date for determining the stockholders eligible to receive such Common Stock dividends, including, for the avoidance of doubt, any shares of Common Stock issuable in respect of accrued but unpaid regular dividends. For the avoidance of doubt, the written consent of holders of a majority in aggregate liquidation preference of the Series B Preferred Stock will not be required to declare or pay any dividend in which the holders are entitled to participate.

Participating dividends shall be payable as and when paid to the holders of shares of our Common Stock. The participating dividend, distribution or other issuance record date shall be the same day as the record date for the payments of dividends, distributions or other issuances to the holders of our Common Stock. Participating dividends, distributions or other issuances not paid or made to holders of the Series B Preferred Stock shall be considered accrued and unpaid dividends of the Series B Preferred Stock.

We do not anticipate paying any cash dividends on our Common Stock at this time or for the foreseeable future.

Mandatory Conversion

On the closing date of an Acquisition, including a Qualified Acquisition, (A) the number of outstanding shares of Series B Preferred Stock, with respect to which the net proceeds of this offering were utilized in such Acquisition, on a pro rata basis, shall automatically convert into a number of shares of Common Stock equal to the liquidation preference thereof divided by the conversion price of $1.35 (which is subject to adjustment from time to time as described below) and (B) WMIH shall issue 19.04762 shares of Common Stock (a “Special Distribution”) per share of Series B Preferred Stock that is automatically converted, as may be equitably adjusted as determined by WMIH for any splits, reverse-splits, reclassifications or other similar transformative, dilutive or anti-dilutive events impacting the Common Stock, rounded down to the nearest whole share.

On the closing date of an Acquisition that constitutes a Qualified Acquisition, each and every then outstanding share of Series B Preferred Stock shall automatically convert into a number of shares of Common Stock equal to its liquidation preference divided by the conversion price and WMIH shall issue a Special Distribution per each share of Series B Preferred Stock that is automatically converted, as may be equitably adjusted as determined by WMIH for any splits, reverse-splits, reclassifications or other similar transformative, dilutive or anti-dilutive events impacting the Common Stock, rounded down to the nearest whole share.

In the event that the Board of Directors determines in accordance with Article VIII of the Certificate of Incorporation that the receipt of additional shares of Common Stock in respect of a Special Distribution would cause such holder to become a Substantial Holder and/or increase the percentage stock ownership of a Substantial Holder, the Board of Directors, in its discretion pursuant to Article VIII, may determine that any or all such of such Special Distribution constitutes excess securities (and upon such determination shall deliver any such excess securities to an agent for the sale of all of such excess securities in accordance with Article VIII with the proceeds from the sale of such excess securities to be distributed in accordance with the provisions of Section 3 of Article VIII, with the holder being treated as the purported transferee of such excess securities for all purposes thereunder).

Each date we close an Acquisition (including a Qualified Acquisition) will be a “Mandatory Conversion Date.”

The conversion price will be subject to the adjustments, if applicable, described in “—Conversion Price Adjustments.”

In addition to the shares of Common Stock issuable upon Mandatory Conversion, holders of the Series B Preferred Stock shall have the right to receive on each Mandatory Conversion Date in shares of Common Stock an amount equal to any accrued and unpaid dividends on the shares of the Series B Preferred Stock to be converted on such Mandatory Conversion Date as of such Mandatory Conversion Date, whether or not declared (other than previously declared dividends payable to holders of record as of a prior date), to the extent WMIH is lawfully permitted to issue such shares at such time; provided, however, that in the event that the Board of Directors determines in accordance with Article VIII of the Certificate of Incorporation that the receipt of additional shares of Common Stock in respect of such dividends would cause such holders to become a Substantial Holder and/or increase the percentage stock ownership of a Substantial Holder, the Board of Directors, in its discretion pursuant to Article VIII may determine that any or all such of such Common Stock constitutes excess securities (and upon such determination shall deliver any such excess securities to an Agent for the sale of all of such excess securities in accordance with Article VIII with the proceeds from the sale of such excess securities to be distributed in accordance with the provisions of Section 3 of Article VIII, with the holder being treated as the purported transferee of such excess securities for all purposes thereunder). “Acquisition” means any acquisition by WMIH, a holding company of WMIH or a holding company to be formed by WMIH, or any of WMIH’s direct or indirect wholly-owned subsidiaries, in a single transaction or a series of transactions, whether by purchase, merger or otherwise, of all or substantially all of the assets of, or of 80% or more of the equity interests in, or a business line, unit or division of, any person.

“Qualified Acquisition” means an Acquisition that taken together with prior Acquisitions (if any) collectively utilize aggregate net proceeds of this offering of $450.0 million.

For purposes of this section, the following terms have the meanings set forth below:

“Volume weighted average price” or “VWAP” per share of our Common Stock on any trading day (as defined below) means such price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page WMIH US <Equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our Common Stock on such trading day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose.

“Trading day” means a day on which:

•	there is no “market disruption event” (as defined below); and

•	trading in our Common Stock generally occurs on the relevant stock exchange or, if our Common Stock is not then listed on any relevant stock exchange, on the principal other market on which our Common Stock is then listed or admitted for trading.

If our Common Stock is not so listed or admitted for trading, “trading day” means a business day.

“Market disruption event” means:

•	a failure by the relevant stock exchange to open for trading during its regular trading session; or

•	the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our Common Stock or in any options contracts or futures contracts relating to our Common Stock.

“Relevant stock exchange” means the principal U.S. national or regional securities exchange on which our Common Stock is then listed. Our Common Stock is not currently traded on a relevant stock exchange and currently trades in the over-the-counter market.

Conversion Procedures

In the event that a holder of shares of the Series B Preferred Stock does not by written notice designate the name in which the shares of our Common Stock issuable upon mandatory conversion of the Series B Preferred Stock should be registered, on the Mandatory Conversion Date, we will be entitled to register such shares in the name of such holder as shown on our records. In the event that shares of the Series B Preferred Stock are then held in certificated form, if a holder of the Series B Preferred Stock does not by written notice to us elect to receive the shares of our Common Stock issuable upon mandatory conversion in certificated form, the name in which such shares should be registered and the address to which the certificate or certificates representing such shares of our Common Stock should be sent, we will be entitled to register such shares in book-entry form in the name of such holder as shown on our records.

The person or persons entitled to receive the shares of our Common Stock issuable upon mandatory conversion of the Series B Preferred Stock will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the Mandatory Conversion Date. Prior to 5:00 p.m., New York City time, on the Mandatory Conversion Date, the shares of our Common Stock issuable upon mandatory conversion of the Series B Preferred Stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such shares of Common Stock, including, without limitation, voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our Common Stock, by virtue of holding the Series B Preferred Stock.

No fractional shares of our Common Stock will be issued to holders of shares of the Series B Preferred Stock upon mandatory conversion, upon a Special Distribution or upon payment of a regular dividend or Participating Dividend, as applicable. In lieu of any fractional shares of our Common Stock otherwise issuable upon mandatory conversion, that holder will be entitled to receive an amount in cash (computed to the nearest cent) based on the VWAP per share of our Common Stock on the trading day immediately preceding the applicable Mandatory Conversion Date (except as described above in “—Dividends—Regular Dividends”), the date of such Special Distribution, the regular dividend payment date or the payment date of a Participating Dividend, as applicable. If more than one share of the Series B Preferred Stock is mandatorily converted by or for the same holder, the number of full shares of our Common Stock issuable upon mandatory conversion thereof shall be computed on the basis of the aggregate number of shares of the Series B Preferred Stock mandatorily converted.

Conversion Price Adjustments

The conversion price will be adjusted from time to time as set forth below; provided that no adjustment shall be made with respect to dividends and distributions to holders of our Common Stock to the extent that holders of the Series B Preferred Stock participated in such dividend or distribution on a pro rata, as- converted basis, as described above under “—Dividends—Participating Dividends.”

(i) If we effect a subdivision or combination (including, without limitation, a stock split or a reverse stock split) of our Common Stock, the conversion price will be adjusted based on the following formula:

CP1 = CP0 x	OS0
OS1

where,

CP0 = the fixed conversion price in effect immediately prior to 9:00 a.m., New York City time, on the effective date for such subdivision or combination;

CP1 = the fixed conversion price in effect immediately after 9:00 a.m., New York City time, on such effective date;

OS0 = the number of shares of our Common Stock outstanding immediately prior to 9:00 a.m., New York City time, on such effective date (and prior to giving effect to such event); and

OS1 = the number of shares of our Common Stock that would be outstanding immediately after, and solely as a result of, such subdivision or combination.

Any adjustment made under this clause (i) will become effective immediately after 9:00 a.m., New York City time, on the effective date for such subdivision or combination. If any subdivision or combination of the type described in this clause (i) is declared but not so made, the conversion price will be immediately readjusted, effective as of the earlier of (a) the date our Board of Directors or a duly authorized committee thereof determines not to make such subdivision or combination and (b) the date the subdivision or combination was to have been effective, to the conversion price that would then be in effect if such subdivision or combination had not been declared.

(ii) If we or one or more of our subsidiaries purchases our Common Stock pursuant to a tender offer or exchange offer (except as provided below) and the cash and value of any other consideration included in the payment per share of our Common Stock validly tendered or exchanged exceeds the average VWAP per share of our Common Stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), the conversion price will be decreased based on the following formula:

CP1 = CP0 x	(SP1 x OS0)
(FMV + (SP1 x OS1))

where,

CPo = the conversion price in effect immediately prior to 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the trading day next succeeding the expiration date;

CP1 = the conversion price in effect immediately after 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the trading day next succeeding the expiration date;

FMV = the fair market value (as determined in good faith by our Board of Directors or a duly authorized committee thereof) as of the expiration date of the aggregate value of all cash and any other consideration paid or payable for shares of our Common Stock validly tendered or exchanged and not withdrawn as of the expiration date (the “purchased shares”);

OS1 = the number of shares of our Common Stock outstanding as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration time”), less any purchased shares;

OS0 = the number of shares of our Common Stock outstanding at the expiration time, including any purchased shares; and

SP1 = the average VWAP per share of our Common Stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to the conversion price under the immediately preceding paragraph will occur at 5:00 p.m., New York City time, on the 10th consecutive trading day immediately following, and including, the trading day immediately following the expiration date, but will be given effect as of 9:00 a.m., New York City time, on the expiration date. Because we will make the adjustments to the conversion prices at the end of the 10 consecutive trading day period with retroactive effect, we will delay the settlement of any conversion of shares of the Series B Preferred Stock if the conversion date occurs during such 10 consecutive trading day period. In such event, we will deliver the shares of Common Stock issuable in respect of such conversion (based on the adjusted conversion price as described above) on the first business day immediately following the last trading day of such 10 consecutive trading day period.

The conversion prices will not be adjusted except as provided above. Without limiting the foregoing, the conversion prices will not be adjusted for:

•	the issuance of any shares of our Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our Common Stock under any plan;

•	the issuance of any shares of our Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, employee agreement or arrangement or program of ours or any of our subsidiaries;

•	the issuance of any shares of our Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the Series B Redemption Date; and

•	a change solely in the par value of our Common Stock.

All required calculations will be made to the nearest cent. No adjustment in the conversion prices will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion prices. If the adjustment is not made because the adjustment does not change the conversion prices by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, all adjustments not previously made shall be made upon mandatory conversion of the Series B Preferred Stock. See “Material U.S. Federal Income Tax Considerations.”

For U.S. federal income tax purposes, adjustments to the conversion prices, or failure to make certain adjustments, that have the effect of increasing the beneficial owners’ proportionate interests in our assets or earnings and profits, may result in a taxable deemed distribution to the beneficial owners of Series B Preferred Stock. For example, a decrease in the conversion prices to reflect a taxable dividend to holders of our Common Stock will generally give rise to a taxable constructive dividend to the beneficial owners of Series B Preferred Stock to the extent made out of our current and accumulated earnings and profits. In the case of a non-U.S. holder, if we pay withholding taxes on behalf of such non-U.S. holder as a result of an adjustment to the conversion prices, we intend to set off such payments against cash payments and other distributions otherwise deliverable to the non-U.S. holder.

In addition, we may make such decreases in the conversion price as we deem advisable in order to avoid or diminish any income tax to holders of our Common Stock resulting from any dividend or distribution of our shares (or issuance of rights or warrants to acquire our shares) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to the conversion price.

We will be required, as soon as practicable after the conversion price is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of shares of Series B Preferred Stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion price was determined and setting forth each revised conversion price.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•	any recapitalization, reclassification or change of our Common Stock (other than changes only in par value or resulting from a subdivision or combination);

•	any consolidation or merger of us with or into another person or any statutory exchange or binding share exchange; or

•	any sale, transfer, lease or conveyance to another person of all or substantially all the property and assets of us and our subsidiaries;

in each case, as a result of which the shares of our Common Stock are exchanged for, or converted into, other securities, property or assets (including cash or any combination thereof) (any such event, a “reorganization event”), then, at the effective time of such reorganization event, each share of the Series B Preferred Stock outstanding immediately prior to such reorganization event will without the consent of the holders of the Series B Preferred Stock, become convertible into the kind and amount of such other securities, property or assets (including cash or any combination thereof) that holders of our Common Stock received in such reorganization event (the “exchange property”) based on the number of shares of our Common Stock that such holder would have owned on an as-converted basis determined assuming the then applicable conversion price, and, at the effective time of such reorganization event, we will amend our certificate of designation (or, if applicable, cause to be issued a certificate of designation) to provide for such change in the conversion provisions of the Series B Preferred Stock; provided that if the kind and amount of exchange property receivable upon such reorganization event is not the same for each share of our Common Stock held immediately prior to such reorganization event by a person, then the exchange property receivable upon such reorganization event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Common Stock that affirmatively make an election (or of all such holders if none makes an election).

The above provisions of this section will similarly apply to successive reorganization events and we shall make applicable adjustments to the anti-dilution adjustments as our Board of Directors (or the Board of Directors of our successor) shall deem appropriate.

We (or any successor of us) will, as soon as reasonably practicable (but in any event within 20 days) after the occurrence of any reorganization event, provide written notice to the holders of the Series B Preferred Stock of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitute the exchange property. Failure to deliver such notice will not affect the operation of this section.

Mandatory Redemption

Except as described in the immediately succeeding paragraph, we will be required to redeem all outstanding shares of the Series B Preferred Stock, if any, unless such shares of Series B Preferred Stock have been previously repurchased at the option of the holder upon a Put Event (as defined below) or mandatorily converted, on October 5, 2019 (the “Mandatory Redemption Date”), out of funds lawfully available for payment, at a price equal to $1,000 per share of Series B Preferred Stock, plus shares of Common Stock equal to the pro rata portion of the regular dividend for the partial regular dividend period ended immediately following the Mandatory Redemption Date, plus shares of Common Stock in respect of any other accrued and unpaid dividends, if any, whether or not declared (the “Mandatory Redemption Price”).

If, prior to the Mandatory Redemption Date, we have publicly announced that we have entered into a definitive agreement for an Acquisition, the Mandatory Redemption Date shall be extended to the earlier to occur of:

•	April 5, 2020; and

•	the day immediately following (x) the date such definitive agreement is terminated or (y) the date such Acquisition is closed.

If the paying agent holds immediately available funds sufficient to pay the Mandatory Redemption Price on the Mandatory Redemption Date, each share of Series B Preferred Stock will cease to be outstanding and dividends will cease to accrue on the Mandatory Redemption Date, whether or not such Series B Preferred Stock is delivered to the paying agent, and all other rights of the holders of the Series B Preferred Stock shall terminate (other than the right to receive the Mandatory Redemption Price).

Delaware law provides that a redemption payment on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to redeem the Series B Preferred Stock requires the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital.

See “Risk Factors—Risks Related to Our Series B Preferred Stock—We are subject to restrictions on the redemption or repurchase of the Series B Preferred Stock.”

Repurchase at the Option of Holders upon a Put Event

If a Put Event (as defined below) occurs at any time when shares of Series B Preferred Stock are outstanding, each holder of Series B Preferred Stock shall have the right, at such holder’s option, to require us to repurchase (a “Put Event Repurchase Offer”) for cash, out of funds lawfully available for payment, all of such holder’s outstanding Series B Preferred Stock, or any portion thereof that is equal to $1,000 or an integral multiple thereof, on the date specified by us in the Put Event Company Notice (as defined below) that is not less than 20 calendar days or more than 35 calendar days following the date of the Put Event Company Notice (the “Put Event Repurchase Date”) at the Put Event Repurchase Price (as defined below).

In the case of a Change of Control (as defined below), the “Put Event Repurchase Price” shall equal $1,750 per share of Series B Preferred Stock, plus accrued and unpaid dividends in the form of shares of Common Stock, if any, whether or not declared.

A “Put Event” shall occur upon the occurrence of the following:

•	if, prior to the consummation of a Qualified Acquisition, any “person” or “group” of related persons (as such terms are used in Section 13(d) and 14(d) of Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the total voting power of all classes of capital stock of WMIH then outstanding and normally entitled to vote in the election of directors (such an event, a “Change of Control”).

No later than 20 calendar days following any Put Event, we will send notice of such Put Event (the “Put Event Company Notice”) by first class mail, with a copy to the transfer agent, to each holder of the Series B Preferred Stock to the address of such holder appearing in the security register with a copy to the transfer agent (or otherwise in accordance with the procedures of the Depository Trust Company (“DTC”)), with the following information:

•	that a Put Event has occurred and a Put Event Repurchase Offer is being made and that all shares of Series B Preferred Stock properly tendered pursuant to such offer will be accepted for payment by WMIH;

•	the Put Event Repurchase Price and the Put Event Repurchase Date;

•	that any shares of Series B Preferred Stock not properly tendered will remain outstanding and continue to accrue dividends and will retain their conversion rights;

•	that, unless we default in the payment of the Put Event Repurchase Price, all shares of Series B Preferred Stock accepted for payment pursuant to the Put Event Repurchase Offer will cease to accrue dividends and their conversion rights will terminate on the Put Event Repurchase Date;

•	that holders electing to have any shares of Series B Preferred Stock repurchased pursuant to a Put Event Repurchase Offer will be required to surrender such shares, with the form entitled “Option of Holder to Elect Repurchase” on the reverse of such shares completed, to the transfer agent specified in the Put Event Company Notice at the address specified in the Put Event Company Notice prior to 5:00 p.m., New York City time, on the business day immediately preceding the Put Event Repurchase Date;

•	that holders will be entitled to withdraw all or a portion of their shares tendered for repurchase; provided that the transfer agent receives, not later than 5:00 p.m., New York City time, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the shares, the number of shares tendered for repurchase, and a statement that such holder is withdrawing its tendered shares; and

•	that if the fewer than all of a holder’s shares are repurchased, we will issue to the holder new shares having aggregate liquidation preference equal to the unrepurchased portion of such holder’s shares; the aggregate liquidation preference of such shares must be equal to $1,000 or an integral multiple of $1,000 in excess thereof.

Simultaneously with providing such notice, we will publish the information on our website or through a press release or such other public medium as we may use at that time.

If the shares of Series B Preferred Stock are in global form, a holder must tender its shares of Series B Preferred Stock for repurchase in accordance with the applicable procedures of DTC.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the shares of Series B Preferred Stock pursuant to a Put Event Repurchase Offer.

On the Put Event Repurchase Date, we will, to the extent permitted by law:

•	accept for payment all shares properly tendered pursuant to the Put Event Repurchase Offer;

•	deposit with the paying agent an amount equal to the aggregate Put Event Repurchase Price in respect of all shares so tendered; and

•	deliver, or cause to be delivered, to the transfer agent for cancellation the shares so accepted.

As described above under “—Mandatory Redemption,” our ability to repurchase our Series B Preferred Stock may be limited by Delaware law. See “Risk Factors—Risks Related to Our Series B Preferred Stock—We are subject to restrictions on the redemption or repurchase of the Series B Preferred Stock.”

Ranking

The Series B Preferred Stock, with respect to dividend rights or rights upon our liquidation, dissolution or winding-up, ranks:

•	senior to our Common Stock, and, if issued, the junior participating preferred stock and to each other class of capital stock or series of preferred stock established after the Series B Redemption Date, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series B Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up (which we refer to collectively as “junior stock”);

•	equally with any class of capital stock or series of preferred stock now existing (including the Series A Preferred Stock) or established after the Series B Redemption Date, the terms of which expressly provide that such class or series will rank equally with the Series B Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up, in each case without regard to whether dividends accrue cumulatively or non-cumulatively (which we refer to collectively as “parity stock”); and

•	junior to (x) each class of capital stock or series of preferred stock established after the Series B Redemption Date the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up, and (y) our existing and future indebtedness (including trade payables).

Voting Rights

The holders vote on an as-converted basis with holders of our Common Stock, such basis being determined assuming the then applicable conversion price.

In addition, the affirmative consent of holders of at least a majority in voting power of the outstanding shares of Series B Preferred Stock, voting as a separate class, are required for:

•	the amendment or alteration of the provisions in “Section VIII. Restrictions on Transfer of Securities” in our Certificate of Incorporation;

•	the amendment or alteration of the certificate of designation of the Series B Preferred Stock;

•	the amendment or alteration of our Certificate of Incorporation to authorize or create or increase the authorized amount of, or issue, any class or series of stock ranking senior to the Series B Preferred Stock with respect to either or both the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding-up; and

•	the amendment, alteration or repeal of any provision of our Certificate of Incorporation that adversely affects the rights, preference, privileges or voting power of the Series B Preferred Stock.

Preferred Directors

In addition to the voting rights above, if we fail to:

•	pay regular or participating dividends payable on the shares of the Series B Preferred Stock for three consecutive regular dividend periods or participating dividend payment dates, as applicable;

•	pay the Mandatory Redemption Price in full on the Mandatory Redemption Date; or

•	repurchase the shares of Series B Preferred Stock tendered for repurchase by paying in full the aggregate Put Event Repurchase Price for all shares so tendered on the Put Event Repurchase Date (each, an “event of nonpayment”);

then immediately prior to the next annual meeting or special meeting of our stockholders, the authorized number of directors on our Board of Directors will automatically be increased by two and the holders of the Series B Preferred Stock will have the right, voting as a separate class, to elect two directors (together, the “preferred directors” and each, a “preferred director”) to fill such newly created directorships at such meeting of our stockholders and at each subsequent annual meeting or special meeting of our stockholders until:

•	in the event of nonpayment of accrued and unpaid regular and participating dividends, all accrued and unpaid regular and participating dividends have been paid in full;

•	in the event of nonpayment of the Mandatory Redemption Price, the Mandatory Redemption Price of all shares of the Series B Preferred Stock has been paid in full; or

•	in the event of nonpayment of the aggregate Put Event Repurchase Price for all shares of Series B Preferred Stock tendered for repurchase, the aggregate Put Event Repurchase Price for such tendered shares has been paid in full;

at which time, as applicable, such right will immediately terminate, except as otherwise provided in this offering memorandum or expressly provided by law, subject to revesting in the event of each and every event of nonpayment.

Upon any termination of the right set forth in the immediately preceding paragraph, the preferred directors will cease to be qualified as directors, the term of office of all preferred directors then in office will terminate immediately, and the authorized number of directors will be reduced by the number of preferred directors elected as described above.

Any preferred director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only at a meeting of our stockholders at which this is a permitted action by the affirmative vote of the holders of a majority in voting power of the shares of the Series B Preferred Stock at the time outstanding voting separately as a class. If the office of any preferred director becomes vacant for any reason other than removal from office as described above, the remaining preferred director may choose a successor who will hold office for the unexpired term in respect of which such vacancy occurred.

At any time after the right of the holders of the Series B Preferred Stock to elect directors has become vested and is continuing but a meeting of our stockholders to elect such directors has not yet been held, or if a vacancy shall exist in the office of any such preferred director that has not been filled by the remaining preferred director, our Board of Directors may, but shall not be required to, call a special meeting of the holders of the Series B Preferred Stock for the purpose of electing the directors that such holders are entitled to elect; provided that in the event our Board of Directors does not call such special meeting, such election will be held at the next annual meeting. At any such meeting held for the purpose of electing such a director (whether at an annual meeting or special meeting), the presence in person or by proxy of the holders of shares representing at least a majority of the voting power of the Series B Preferred Stock shall be required to constitute a quorum of the Series B Preferred Stock. The affirmative vote of the holders of the Series B Preferred Stock constituting a majority of the voting power of such shares present at such meeting, in person or by proxy, shall be sufficient to elect any such director.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of shares of the Series B Preferred Stock will be entitled to receive out of our assets available for distribution to our shareholders, subject to rights of our creditors, before any payment or distribution is made to holders of junior stock (including our Common Stock), payment in full of the amount in cash equal to the greater of (i) the sum of (x) $1,000 per share of the Series B Preferred Stock and (y) an amount equal to any accrued and unpaid dividends, whether or not declared and whether or not designated to be paid in cash or shares of Common Stock, to, but not including, the date fixed for liquidation, dissolution or winding up and (ii) the amount such holder would receive on an as-converted basis in a pro rata distribution to holders of Common Stock in a liquidation. If in any such distribution our assets or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock and any other stock ranking equally with the Series B Preferred Stock (including the Series A Preferred Stock) as to such distribution, the holders of shares of the Series B Preferred Stock and such other stock will share ratably in any such distribution in proportion to the full liquidation preference and accrued and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference, including an amount equal to any accrued and unpaid dividends, to which they are entitled, the holders of the Series B Preferred Stock will have no right or claim to any of our remaining assets.

The certificate of designation of the Series B Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series B Preferred Stock.

Reservation of Common Stock

We will at all times reserve and keep available out of the authorized and unissued Common Stock, (i) solely for issuance upon mandatory conversion of the Series B Preferred Stock, that number of shares of Common Stock to be issued upon the mandatory conversion of all shares of Series B Preferred Stock then outstanding, calculated using the then applicable conversion price, (ii) solely in respect of Special Distributions, that number of shares of Common Stock to be issued as Special Distributions, using the then number of shares of issued and outstanding Series B Preferred Stock and (iii) solely for issuance in respect of the payment of regular dividends as herein provided, that number of shares of Common Stock to be issued in each regular dividend in respect of all shares of Series B Preferred Stock then outstanding.

Listing

We do not intend to list the Series B Preferred Stock on any securities exchange.

Registration Rights

On January 5, 2015, we entered into the Existing Registration Rights Agreement with the Initial Purchasers, which was amended by the Registration Rights Agreement Amendment on January 5, 2018. Pursuant to the Registration Rights Agreement, we agreed for the benefit of holders of the Series B Preferred Stock and the holders of our Common Stock issuable pursuant to the terms of the Series B Preferred Stock that, subject to certain conditions, we would use our reasonable efforts to:

•	file a shelf registration statement of which this prospectus forms a part covering resales of our Common Stock issuable upon mandatory conversion of the Series B Preferred Stock pursuant to Rule 415 under the Securities Act no later than June 15, 2018, to the extent such shares of Common Stock are not freely tradable;

•	file a shelf registration statement of which this prospectus forms a part covering resales of our Series B Preferred Stock pursuant to Rule 415 under the Securities Act no later than June 15, 2018, to the extent such shares of Series B Preferred Stock are not freely tradable;

•	file a shelf registration statement of which this prospectus forms a part covering issuances of regular dividends and the Special Distribution; and

•	cause each of these shelf registration statements to be declared effective under the Securities Act.

Notwithstanding anything herein to the contrary, we shall not be required to file a shelf registration statement for any offering that pursuant to (i) any written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the Securities Act would be deemed to constitute a primary offering of securities by us.

A holder who elects to sell Series B Preferred Stock or our Common Stock issued upon mandatory conversion of the Series B Preferred Stock, as applicable, pursuant to a shelf registration statement will be:

•	required to be named as a selling security holder in any related prospectus;

•	required to deliver a prospectus to purchasers;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	subject to the provisions of the Registration Rights Agreement that are applicable to the holder, including indemnification provisions.

Under the Registration Rights Agreement we will pay all expenses of filing each shelf registration statement.

We will give notice to all holders of the filing and effectiveness, if any, of the applicable shelf registration statement, which notice may be made at our election by issuing a press release.

Information Reporting

We have agreed to use our reasonable best efforts to timely file all required reports under Section 13 or 15(d) of the Exchange Act.

If, at any time, we are not subject to Section 13 or 15(d) of the Exchange Act, we will, so long as any of the Series B Preferred Stock or Common Stock issued upon mandatory conversion will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, upon the written request of a holder, beneficial owner or prospective purchaser of the Series B Preferred Stock or Common Stock, as the case may be, promptly furnish such holder, beneficial owner or prospective purchaser the information required to be delivered pursuant to Rule l44A(d)(4) under the Securities Act to facilitate the resale of the Series B Preferred Stock or Common Stock, as the case may be, pursuant to Rule l44A, as such rule may be amended from time to time. We will take such further action as any holder or beneficial owner of the Series B Preferred Stock or Common Stock, as the case may be, may reasonably request to the extent from time to time required to enable such holder or beneficial owner to sell their shares of Series B Preferred Stock or Common Stock, as the case may be, in accordance with Rule 144A.

Transfer Agent, Registrar and Conversion and Dividend Disbursing Agent

Computershare Trust Company, N.A. serves as transfer agent, registrar and conversion and paying agent for the Series B Preferred Stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations and, in the case of non-U.S. holders (as defined below), estate tax considerations, relevant to the purchase, ownership, disposition and conversion of the Series B Preferred Stock and the ownership and disposition of any Common Stock received upon conversion or exercise, as applicable, of the Securities. The following summary is based upon the provisions of the Internal Revenue Code, Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of Series B Preferred Stock or Common Stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to investors subject to special treatment for U.S. federal income tax purposes, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other pass-through entities or holders of interests therein, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates and former long-term U.S. residents, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold our Series B Preferred Stock or Common Stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction. This summary is limited to taxpayers who will hold our Series B Preferred Stock and any Common Stock received in respect of the Securities as “capital assets” (generally, property held for investment).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Series B Preferred Stock or Common Stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering the purchase of our Series B Preferred Stock or Common Stock, you should consult your tax advisor.

Each potential investor should consult with its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the purchase, ownership, conversion and disposition of our Series B Preferred Stock and Common Stock.

Consequences to U.S. Holders of Series B Preferred Stock or Common Stock

The discussion in this section is addressed to a holder of our Series B Preferred Stock and Common Stock received in respect of the Securities that is a U.S. holder for federal income tax purposes. You are a U.S. holder if you are a beneficial owner of Series B Preferred Stock or Common Stock and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) certain circumstances apply and the trust has validly elected to be treated as a United States person.

Dividends. We take the position that distributions of Common Stock on our Series B Preferred Stock (“Stock Dividends”) should generally be treated as non-taxable distributions for U.S. federal income tax purposes under Section 305(a) of the Code. This position, however, is subject to significant uncertainty and is not binding on the IRS, or the courts. If this position is finally determined by the IRS or a court to be incorrect (i) the fair market value of any such Stock Dividend would be taxable to holders of our Series B Preferred Stock as described below under “—Cash and Certain Non-Cash Dividends,” (ii) a holder’s tax basis in the Common Stock it receives would be such Common Stock’s fair market value on the date of the Stock Dividend and (iii) a holder’s holding period in the Common Stock it receives would begin on the day following the date of the Stock Dividend.

Assuming that Stock Dividends are properly treated as non-taxable distributions for U.S. federal income tax purposes under Section 305(a) of the Code, (i) the basis of the Common Stock received by a holder and the basis of such holder’s Series B Preferred Stock are determined by allocating the basis of the Series B Preferred Stock between the Series B Preferred Stock and the Common Stock in proportion to their relative fair market values on the date of the Stock Dividend, and (ii) the holding period for the Common Stock includes the holding period for the Series B Preferred Stock with respect to which the Common Stock was received.

Cash and Certain Non-Cash Dividends. Cash distributions and other non-cash distributions treated as distributions under Sections 305(b) or 305(c) of the Code with respect to our Series B Preferred Stock and our Common Stock will be taxable as dividends for U.S. federal income tax purposes when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of such distributions with respect to our Series B Preferred Stock or Common Stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such Series B Preferred Stock or Common Stock, as the case may be, and thereafter as capital gain from the sale of such Series B Preferred Stock or Common Stock, as applicable. We do not expect to have significant amounts of current or accumulated earnings and profits prior to, and possibly after, any Acquisition or Qualified Acquisition.

Distributions on our Series B Preferred Stock and Common Stock constituting dividends for U.S. federal income tax purposes that are paid to holders that are U.S. corporations will qualify for the dividends received deduction if certain holding period and other applicable requirements are met. However, any distribution (or the portion of any distribution) that exceeds our current and accumulated earnings and profits will not be eligible for the dividends received deduction. Dividends paid to a non-corporate U.S. holder will qualify for taxation at special rates if certain holding period and other applicable requirements are met.

Sale or Other Disposition. A U.S. holder will generally recognize capital gain or loss on a sale or exchange (other than pursuant to a conversion into Common Stock) of our Series B Preferred Stock or Common Stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. The deductibility of capital losses is subject to limitations.

In the case of a redemption of our Series B Preferred Stock or Common Stock for cash, a redeemed U.S. holder will generally recognize capital gain or loss if the redemption meets at least one of the following requirements: (i) the redemption is not essentially equivalent to a dividend” as determined for U.S. federal income tax purposes, (ii) the redemption results in a “complete termination” of the holder’s interest in our stock (preferred and common), or (iii) the redemption is “substantially disproportionate” with respect to the holder of Series B Preferred Stock or Common Stock as determined for U.S. federal income tax purposes. If the redemption satisfies any of these requirements, the redemption will be treated as a sale or exchange of the Series B Preferred Stock or Common Stock and such holder will recognize capital gain or loss (as described in the preceding paragraph). If the redemption does not satisfy any of these requirements, the holder will be treated as having received a distribution on such stock (in an amount that generally will be equal to the amount of cash received in the redemption) with the general consequences described in “—Cash and Certain Non-Cash Dividends” above. In such case, the holder’s tax basis in the Series B Preferred Stock or Common Stock that is redeemed would be allocated to the holder’s remaining stock, if any, or possibly to stock owned by him constructively if the holder of Series B Preferred Stock or Common Stock does not continue to own, directly, any of our stock.

Conversion of Series B Preferred Stock into Common Stock. As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of Common Stock upon the conversion of our Series B Preferred Stock, except to the extent of dividends in arrears and cash received in lieu of a fractional share, as described below. Except to the extent of Common Stock treated as received in respect of any dividends in arrears as described below, the adjusted tax basis of Common Stock received on conversion will equal the adjusted tax basis of the Series B Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of Common Stock exchanged for cash, as described below), and the holding period of such Common Stock received on conversion will generally include the period during which the Series B Preferred Stock was held prior to conversion. Any cash received attributable to any declared but unpaid dividends on the Series B Preferred Stock will be treated as described above under “—Cash and Certain Non-Cash Dividends.”

Cash received in lieu of a fractional share of Common Stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

You should consult your own tax advisor to determine the specific tax treatment of the receipt of shares in respect of accrued but unpaid dividends or cash in lieu of a fractional share in your particular circumstances.

Adjustment of Conversion Price. The conversion price of the Series B Preferred Stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our Series B Preferred Stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “—Dividends,” above, if and to the extent that certain adjustments in the conversion price increase the proportionate interest of the U.S. holder in our earnings and profits. For example, a decrease in the conversion price to reflect a taxable dividend to holders of Common Stock will generally give rise to a deemed taxable dividend to the holders of Series B Preferred Stock to the extent of an allocable portion of our current and accumulated earnings and profits. In addition, an adjustment to the conversion price of our Series B Preferred Stock or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. holders of our Common Stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the Series B Preferred Stock, however, generally will not be considered to result in a constructive dividend distribution.

Information Reporting and Backup Withholding on U.S. Holders. In general, information reporting will apply with respect to the payment of dividends on our Series B Preferred Stock or Common Stock and the payment of proceeds on the sale of our Series B Preferred Stock or our Common Stock, unless a U.S. holder is an exempt recipient such as a corporation. Backup withholding may apply unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

Medicare Tax. An additional 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as our Series B Preferred Stock and Common Stock, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Consequences to Non-U.S. Holders of Series B Preferred Stock or Common Stock

The discussion in this section is addressed to holders of our Series B Preferred Stock and Common Stock received in respect of the Securities that are non-U.S. holders. You are a non-U.S. holder if you are a beneficial owner of Series B Preferred Stock or Common Stock received in respect of the Securities (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

Stock Dividends. We take the position that Stock Dividends should generally be treated as non-taxable distributions for U.S. federal income tax purposes under Section 305(a) of the Code. This position, however, is subject to significant uncertainty and is not binding on the IRS, or the courts. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of any such Stock Dividend would be taxable to non-U.S. holders as described below under “—Cash and Certain Non-Cash Dividends.”

Cash and Certain Non-Cash Dividends. Generally, cash and certain non-cash dividends (including any constructive distributions taxable as dividends as described below and any cash paid upon a conversion or redemption that is treated as a dividend) paid to a non-U.S. holder with respect to our Series B Preferred Stock or our Common Stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty.

Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate rather than the lower treaty rate on dividend payments to you, unless:

•	you have furnished to us or our paying agent, as the case may be, a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other documentary evidence establishing your entitlement to the lower treaty rate in accordance with the Treasury Regulations, and

•	in the case of actual or constructive dividends paid to certain foreign intermediaries, you satisfy the relevant certification requirements of applicable Treasury Regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of the rate by timely filing a refund claim with the IRS.

Because constructive dividends will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we intend to set off any withholding tax that we are required to collect with respect to any such constructive dividend against cash payments and other distributions otherwise deliverable to you. As a result, if we make an adjustment to the conversion rate and the adjustment gives rise to a constructive dividend, non-U.S. holders should expect additional U.S. withholding on subsequent distributions.

Dividends that are effectively connected with a trade or business carried on by a non-U.S. holder within the United States, and, to the extent an applicable treaty requires, attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) on the deemed repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

Sale or Other Disposition. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on income or gain recognized on the sale, exchange or redemption (including the deemed exchange that gives rise to a payment of cash in lieu of a fractional share) of our Series B Preferred Stock or our Common Stock (not including any amounts attributable to declared and unpaid dividends or a redemption that does not satisfy the requirements to be treated as a sale or exchange (as described above under “Consequences to U.S. Holders of Series B Preferred Stock or Common Stock—Sale or Other Disposition”), which will be taxable to a non-U.S. holder as described above under “—Cash and Certain Non-Cash Dividends”) unless:

•	the gain is effectively connected with a U.S. trade or business of the holder (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder in the United States);

•	in the case of a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•	we are, or have been within the five years preceding the holder’s disposition of the Series B Preferred Stock or Common Stock, a “United States real property holding corporation” as defined in the Code.

We have not determined whether we are a “United States real property holding corporation”, and no assurance can be given that we are not or will not become one in the future. In general, gain on the sale or other disposition of stock of a “United States real property holding corporation” that is “regularly traded” on an established securities market will be subject to U.S. federal income tax only in the case of a holder that owns more than 5% of the total fair market value of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. federal income tax only if, on any date on which such stock was acquired by the holder, the non-regularly traded stock acquired by such holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date. If a non-U.S. holder is subject to U.S. federal income tax pursuant to these rules, any gains on the sale or other disposition of such stock will be taxed on a net income basis at the graduated rates applicable to U.S. persons, and such holder would be required to file a U.S. tax return with respect to such gains.

If we are a U.S. real property holding company and the Series B Preferred Stock is considered to be “regularly traded,” gain recognized on a sale or other disposition of Series B Preferred Stock by a holder that owns more than 5% of the Series B Preferred Stock would be subject to U.S. federal income tax. We cannot assure you that the Series B Preferred Stock will not be considered regularly traded under the relevant rules. If the Series B Preferred Stock is not considered to be regularly traded, gain recognized on a sale or other disposition of Series B Preferred Stock would be subject to U.S. federal income tax only in the case of a non-U.S. holder that owned, as of the date of any acquisition of such Series B Preferred Stock, an amount of Series B Preferred Stock having a fair market value greater than 5% of the outstanding Common Stock into which it is convertible as measured on such date, provided the Common Stock continues to be regularly traded on an established securities market. Furthermore, in such case, such a non-U.S. holder may be subject to a 15% withholding tax on a sale or other disposition of our Series B Preferred Stock. Gain recognized on a sale or other disposition of our Common Stock would be subject to U.S. federal income tax only in the case of a non-U.S. holder that owns more than 5% of our Common Stock, provided the Common Stock continues to be regularly traded on an established securities market.

Non-U.S. holders that may be treated as actually or constructively owning more than 5% of our Series B Preferred Stock or Common Stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of Series B Preferred Stock or Common Stock.

Conversion of Series B Preferred Stock into Common Stock. You generally will not recognize any gain or loss by reason of receiving Common Stock in exchange for Series B Preferred Stock pursuant to the terms of the Series B Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of a fractional share. Any cash received attributable to declared but unpaid dividends on the Series B Preferred Stock will be treated as described above under “—Cash and Certain Non-Cash Dividends.” You should consult your own tax advisor to determine the specific tax treatment of the receipt of shares in respect of accrued but unpaid dividends or cash in lieu of a fractional share in your particular circumstances.

Adjustment of Conversion Price. As described above under “Consequences to U.S. Holders of Series B Preferred Stock or Common Stock — Adjustment of Conversion Price,” adjustments in the conversion price (or failures to adjust the conversion price) that result in an increase in the proportionate interest of a non-U.S. holder in our earnings and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “—Cash and Certain Non-Cash Dividends.” It is possible that any withholding tax on such a deemed distribution could be withheld from cash dividends, shares of our Common Stock or sale proceeds subsequently paid or credited to you.

U.S. Federal Estate Tax. Our Series B Preferred Stock and Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding. Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply to the payment of dividends to a non-U.S. holder unless such non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined in the Code) or otherwise establishes an exemption from backup withholding.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our Series B Preferred Stock or Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” as defined in the Code), or otherwise establishes an exemption.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowable as a credit or refund against such holder’s U.S. federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Additional Withholding Requirements. Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on the Series B Preferred Stock or Common Stock and, for a disposition of the Series B Preferred Stock or Common Stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Cash and Certain Non-Cash Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of the Series B Preferred Stock or Common Stock.

You are urged to consult your own tax advisors regarding the tax considerations of the ownership, conversion and disposition of Series B Preferred Stock and Common Stock, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. or other tax laws.

PLAN OF DISTRIBUTION

We are registering the shares covered by this prospectus to permit the selling security holders to sell shares of our Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock directly to purchasers or through underwriters, broker-dealers or agents from time to time after the date of this prospectus. We will not receive any proceeds from the sale of the shares offered by this prospectus. Except for underwriting discounts, selling commissions and/or similar charges incurred for the sale of any shares, which will be paid by the selling security holders, we have agreed to pay the expenses incurred in connection with the registration of the shares of Series B Preferred Stock and the shares of Common Stock covered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling security holder reserves the right to accept and, together with its respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling security holders may, from time to time, sell any or all of their shares of Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock on any stock exchange or over-the-counter market on which the shares may be listed or quoted or in private transactions. These sales may be at fixed, varying or privately negotiated prices. Subject to the limitations set forth in the Registration Rights Agreement, the selling security holders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	privately negotiated transactions;

•	underwriters or broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, the selling security holders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling security holders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling security holders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling security holder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	lend or pledge the shares to a broker, dealer or other financial institution, which may sell the shares under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling security holders and any underwriters, broker-dealers or agents that are involved in the sale of the shares of Series B Preferred Stock and Common Stock issuable pursuant to the terms of the Series B Preferred Stock or interests therein may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions or concessions received by any underwriters, broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling security holders and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling security holders.

To the extent required, the number of our securities to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Our Common Stock is currently listed on The Nasdaq Capital Market under the trading symbol “WMIH.” We do not intend to list the Series B Preferred Stock on any securities exchange.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed each such selling security holder of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurance that the selling security holders will sell all or any of the Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock. Further, we cannot assure you that any selling security holder will not transfer, devise or gift the Series B Preferred Stock and the Common Stock issuable pursuant to the terms of the Series B Preferred Stock by other means not described in this prospectus. In addition, any Series B Preferred Stock or Common Stock issuable pursuant to the terms of the Series B Preferred Stock that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. In order to comply with the securities laws of some states, the shares sold in those jurisdictions may only be sold through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. Due to the nature of our operations, the exemption under Rule 144 of the Securities Act may not be available for offers and sales of the Series B Preferred Stock or the Common Stock issuable pursuant to the terms of the Series B Preferred Stock.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated balance sheets of WMIH and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, incorporated in this Registration Statement on Form S-3 by reference to WMIH’s Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance upon the reports of BPM LLP, an independent registered public accounting firm, given the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Nationstar Mortgage Holdings Inc. as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, appearing in WMIH Corp.’s Current Report on Form 8-K dated June 15, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed with the SEC the registration statement on Form S-3 under the Securities Act, with respect to the shares of our Series B Preferred Stock and our Common Stock issuable pursuant to the terms of the Series B Preferred Stock. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Series B Preferred Stock and our Common Stock covered by this prospectus and issuable pursuant to the terms of the Series B Preferred Stock, you should refer to the registration statement.

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, excluding (except as noted below) any disclosures therein that are furnished and not filed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 2, 2018, as amended on April 30, 2018;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, and filed on May 10, 2018;

•	Current Report on Form 8-K dated June 15, 2018 and filed on June 15, 2018;

•	Current Report on Form 8-K dated May 11, 2018 and filed on May 11, 2018;

•	Current Report on Form 8-K dated March 9, 2018, and filed on March 9, 2018;

•	Current Report on Form 8-K dated March 1, 2018, and filed on March 1, 2018;

•	Current Report on Form 8-K dated February 12, 2018, and filed on February 14, 2018, as amended on April 2, 2018;

•	Current Report on Form 8-K dated February 12, 2018, and filed on February 13, 2018;

•	Current Report on Form 8-K dated January 31, 2018, and filed on February 1, 2018;

•	Current Report on Form 8-K dated January 18, 2018, and filed on January 18, 2018;

•	Current Report on Form 8-K dated January 5, 2018, and filed on January 5, 2018; and

•	The description of our Common Stock, which is contained in our registration statement on Form 8-A filed on September 23, 2015, as updated or amended in any amendment or report filed for such purpose.

In addition, all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules), after the initial filing of the registration statement related to this prospectus and prior to the termination of the offering of the securities described in this prospectus, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing such documents. Information contained in this prospectus modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in any such documents), at no cost. Any person requesting such information can contact us at the address and telephone number indicated below:

WMIH Corp.

800 Fifth Avenue, Suite 4100

Seattle, WA 98104

Attention: Secretary

Telephone (206) 922-2957

Our incorporated reports and other documents may be accessed by contacting the SEC as described below in “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Room at the address above. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The filings are also available on our website at www.wmih-corp.com. Please note, however, that the information on, or accessible through, our website, other than the documents listed above under “Incorporation of Certain Information by Reference,” is not incorporated into this prospectus by reference and should not be considered a part of this prospectus.

WMIH Corp.

600,000 shares of Series B Convertible Preferred Stock

520,158,730 Shares of Common Stock issuable pursuant to the terms of the

Series B Convertible Preferred Stock

Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses expected to be incurred by us in connection with the offering described in this registration statement. All amounts are estimates except the registration fee.

Expenses	Amount
Securities and Exchange Commission registration fee	$74,700
Trustees’ and transfer agents’ fees	$25,000
Printing expenses	$10,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$100,000
Miscellaneous expenses	$5,000

Total	$414,700

Item 15.	Indemnification of Directors and Officers

The Delaware General Corporations Law (the “DGCL”) permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for damages for certain breaches of the director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for declaration of unlawful dividends or illegal redemptions or stock repurchases; or (iv) for any transaction from which the director derived an improper personal benefit.

The Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) of WMIH Corp. (“WMIH”) provides that a director will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. Delaware’s laws provide that a corporation may advance expenses of defense in certain circumstances, and permit a corporation to purchase and maintain liability insurance for its directors and officers.

Part II-1

The DGCL provides that indemnification may not be made for any matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

The Bylaws of WMIH provide that WMIH shall indemnify each person whom it may indemnify to the extent permitted by the DGCL and that WMIH may purchase and maintain insurance on behalf of any person who is or was serving as a director, officer, employee or agent of WMIH, or of another entity at the request of WMIH. The Certificate of Incorporation provides that WMIH shall indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

In connection with the Series B Preferred Stock Financing, WMIH entered into an indemnification agreement with KKR Fund and Tagar Olson (who is a KKR designee to our Board of Directors), pursuant to which we will indemnify KKR Fund and Mr. Olson for liabilities arising out of the Series B Preferred Stock Financing.

In addition, a proposed form of underwriting agreement may be filed as an exhibit in connection with an underwritten offering of the shares offered hereunder and may provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 16.	Exhibits

(A) Exhibits: See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements and the accompanying notes thereto included in the prospectus to this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

Part II-2

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date of such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time

Part II-3

shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any document immediately prior to such effective date.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Part II-4

Exhibit Number		Incorporated by reference			Filed Herewith
	Exhibit Description	Form	Exhibit	Filing Date

2.1	Agreement and Plan of Merger among Nationstar Mortgage Holdings Inc., WMIH Corp. and Wand Merger Corporation.	8-K	2.1	2/14/18

4.1	Amended and Restated Certificate of Incorporation of WMIH Corp., a Delaware corporation.	8-K12G3	3.1	5/13/15

4.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of WMIH Corp., a Delaware corporation.	8-K	3.1	12/11/17

4.3	Investor Rights Agreement, dated January 30, 2014, between WMIH Corp., KKR Fund Holdings L.P. and any subsequent stockholder party.	8-K	4.2	1/31/14

4.4	Registration Rights Agreement, dated January 5, 2015, by and among WMI Holdings Corp, Citigroup Global Markets Inc., and KKR Capital Markets LLC.	8-K	10.1	1/5/15

4.5	First Amendment, dated January 5, 2018, to that certain Registration Rights Agreement, dated January 5, 2015, among WMIH Corp., Citigroup Global Markets Inc., and KKR Capital Markets LLC.	8-K	10.1	1/5/18

4.6	Letter Agreement, dated December 8, 2017, by and among WMIH Corp., KKR Fund Holdings L.P. and KKR Wand Investors L.P.	8-K	10.3	12/11/17

4.7	Amendment to Letter Agreement, dated February 12, 2018, by and among WMIH Corp., KKR Fund Holdings L.P., KKR Wand Investors L.P.	10-K	10.27	3/2/18

4.8	Warrant Exchange Agreement, dated as of February 12, 2018 between WMIH Corp. and KKR Wand Holdings Corporation.	8-K	10.4	2/14/18

4.9	Letter Agreement, dated as of February 12, 2018 between WMIH Corp. and FIF HE Holdings LLC.	8-K	10.2	2/14/18

Exhibit Number		Incorporated by reference			Filed Herewith
	Exhibit Description	Form	Exhibit	Filing Date

5.1	Opinion Akin Gump Strauss Hauer & Feld LLP with respect to legality of the securities.				X

12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.				X

23.1	Consent of BPM LLP.				X

23.2	Consent of Ernst & Young.				X

23.3	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).				X

24	Power of Attorney (included on signature page of this registration statement on Form S-3).				X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seattle, State of Washington, on June 15, 2018.

WMIH CORP.

By:	/s/ William C. Gallagher
Name: William C. Gallagher
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints William C. Gallagher, Thomas L. Fairfield and Charles Edward Smith, and each of them, his or her lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granted unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or appropriate to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 15, 2018 by the following persons in the capacities indicated.

Signature	Title

/s/ William C. Gallagher William C. Gallagher	Chief Executive Officer, Director (Principal Executive Officer)

/s/ Timothy F. Jaeger Timothy F. Jaeger	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Steven D. Scheiwe Steven D. Scheiwe	Director Chairman of the Board

/s/ Diane B. Glossman Diane B. Glossman	Director

/s/ Christopher J. Harrington Christopher J. Harrington	Director

/s/ Tagar C. Olson Tagar C. Olson	Director

/s/ Michael J. Renoff Michael J. Renoff	Director

/s/ Michael L. Willingham Michael L. Willingham	Director